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TABLE OF CONTENTS
INDEX TO FINANCIAL STATEMENTS

As filed with the Securities Exchange Commission on June 29, 2004

Registration No. 333-

Securities and Exchange Commission
Washington, D.C. 20549

FORM SB-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

VITACUBE SYSTEMS HOLDINGS, INC.
(Name of small business issuer in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	2833 (Primary Standard Industrial Classification Code Number)	84-1575085 (I.R.S. Employer Identification No.)

480 South Holly Street
Denver, Colorado 80246
(303) 316-8577
(Address and telephone number of principal executive offices and principal place of business)

Sanford D. Greenberg, Chief Executive Officer
VitaCube Systems Holdings, Inc.
480 South Holly Street
Denver, Colorado 80246
(303) 316-8577
(Name, address and telephone number of agent for service)

Copies to:

Robert Shaiman, Esq. Lohf Shaiman Jacobs Hyman & Feiger 950 South Cherry Street, Suite 900 Denver, Colorado 80246 (303) 753-9000	Reid A. Godbolt, Esq. Jones & Keller, P.C. World Trade Center 1625 Broadway, 16th Floor Denver, Colorado 80202 (303) 573-1600

        Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit(1)	Proposed maximum aggregate offering price	Amount of registration fee

Common Stock	8,326,422	$1.00	$8,326,422	$1,055

Common Stock Warrants	2,172,109	$.30	$651,633	$83

Common Stock Underlying Warrants(2)	2,172,109	$1.00	$2,172,109	$275

Total	—	—	$11,150,164	$1,413

(1)
Estimated pursuant to Rule 457(c) and Rule 457(g) under the Securities Act of 1933 using the sale price as reported on the Over-the-Counter Bulletin Board on June 17, 2004 (the latest available trade date before June 28, 2004).

(2)
Issuable upon exercise of the warrants. The registration fee is based on the total amount of funds to be received upon exercise of the common stock purchase warrants into shares of our common stock.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to completion, dated June 29, 2004

PROSPECTUS

VITACUBE SYSTEMS HOLDINGS, INC.

10,498,531 Shares of Common Stock

and

Warrants to Purchase 2,172,109 Shares of Common Stock

        This is a public offering by selling shareholders of 2,172,109 warrants to purchase a like amount of shares of our common stock and 2,172,109 common shares underlying the warrants, as well as an additional 8,326,422 shares of common stock, or a total of 10,498,531 shares of common stock.

        All of the securities being offered, when sold, will be sold by selling shareholders as listed in this prospectus on pages    through    . The selling shareholders are offering: (i) 8,326,422 shares of common stock presently owned by them, (ii) 2,172,109 warrants to purchase 2,172,109 shares of common stock, and (iii) 2,172,109 shares of common stock that may be issued upon exercise of warrants until April 15, 2009, at an exercise price of $.30 per share.

        We will not receive any of the proceeds from the sale of common stock by the selling shareholders. We will receive $651,633 in proceeds upon exercise of the warrants, assuming the warrants are exercised by April 15, 2009.

        Our common stock is quoted on the Over-the-Counter Bulletin Board ("OTCBB") under the symbol "VCBE. OB." On June 24, 2004, the closing sale price for our common stock was $1.00 on the OTCBB. There is no public market for the warrants offered hereby and no market is expected to develop.

        INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these shares and it is not soliciting an offer to buy these shares in any state where the offer or sale is not permitted.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS
PROSPECTUS SUMMARY
SUMMARY FINANCIAL INFORMATION
RISK FACTORS
USE OF PROCEEDS
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
SELLING SHAREHOLDERS
OUR COMPANY
MARKET FOR COMMON STOCK AND RELATED SECURITY HOLDER MATTERS
DIVIDEND POLICY
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PRINCIPAL SHAREHOLDERS AND SHAREHOLDINGS OF MANAGEMENT
DESCRIPTION OF SECURITIES
SHARES ELIGIBLE FOR FUTURE SALE
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
INDEX TO FINANCIAL STATEMENTS

        You should only rely on the information contained in this prospectus. We have not, and any selling shareholder deemed an underwriter has not, authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and any selling shareholder deemed an underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations, and prospects may have changed since that date. Unless otherwise indicated, the references in this prospectus to the "Company," "we," "us," and "our" refer to VitaCube Systems Holdings, Inc., a Nevada corporation. Unless otherwise indicated or unless the context otherwise requires, all information in this prospectus assumes the exercise of warrants by certain selling shareholders as more fully described in "Selling Shareholders," "Description of Securities," and "Plan of Distribution."

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates, and projections about our industry, our beliefs and assumptions. We use words such as "anticipate," "expect," "intend," "plan," "believe," "seek," "estimate," "perceive," and variations of these words and similar expressions to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties, and other factors, some of which are beyond our control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties include those described in "Risk Factors" and elsewhere in this prospectus. You should not place undue reliance on these forward-looking statements, which reflect our view only as of the date of this prospectus.

PROSPECTUS SUMMARY

        This summary highlights selected information from this prospectus and may not contain all the information that is important to you. You should read the entire prospectus carefully, including the risk factors and the financial statements and related notes, before you decide whether to invest in our common stock.

Summary of Our Business

        Overview.    We are a provider of high quality meal replacement powder, premium nutritional dietary supplements and rehydration/electrolyte powder drink products to health and fitness conscious customers. In addition to our meal replacement powder product, we offer a comprehensive line of vitamins, minerals, amino acids and herbs in tablets, softgel or capsule form all of which are manufactured using our proprietary product formulations. We arrange our supplements in our unique, easy to use and convenient delivery system known as the VitaCube.

        Our Marketing and Sales Efforts.    We recently changed our marketing strategy to offer our products through a network marketing system of independent distributors. The official launch of our network marketing plan occurred in late April 2004.

        We developed our products and began marketing our products primarily to elite athletes and professional and collegiate sports teams during 2001. We began selling our products to the general public in 2002.

        An integral part of our marking strategy includes endorsements by high profile sports celebrities. Our leading celebrity endorser is Mike Shanahan, head coach of the Denver Broncos. Some of the other celebrities who have entered into endorsement contracts with us and comprise part of "Team VitaCube" include:

  •
  Curt Schilling—Pitcher, Boston Red Sox, former World Series Co-MVP

  •
  Randy Johnson—Pitcher, Arizona Diamondbacks and a four-time Cy Young Award Winner and World Series Co-MVP

  •
  Mike Alstott—All Pro Fullback, Tampa Bay Buccaneers

  •
  Brian Griese—All Pro Quarterback, Tampa Bay Buccaneers

  •
  Eric Karros—First Baseman, Oakland Athletics

  •
  Amy Van Dyken—Swimmer, six-time Olympic Gold Medalist

        Corporate Information.    We were incorporated on January 9, 2001, under the name "Instanet, Inc." Instanet was originally founded to market electronic funds transfer services and systems through the Internet. Instanet had no revenues from operations and was considered a development state company. On June 20, 2003, Instanet acquired VitaCube Systems, Inc. ("V3S"), a Colorado corporation formed in October 2000, in a stock-for-stock exchange. In the transaction, all of the stock of V3S was exchanged for 13,572,000 shares of common stock of Instanet, then representing a 90% ownership interest in Instanet. After the exchange, V3S became a wholly-owned subsidiary of Instanet and V3S's management became management of Instanet and Instanet changed its name to VitaCube Systems Holdings, Inc. The description of our historic business describes the business conducted by V3S. We changed our name to VitaCube Systems Holdings, Inc., on September 8, 2003.

Our Offices

        We maintain our principal executive offices at 480 South Holly Street, Denver, Colorado 80246, and our telephone number is (303) 316-8577. Our website is located at http://www.vitacube.com. The information on our website does not constitute part of this prospectus.

The Offering

SECURITIES OFFERED BY THE SELLING SHAREHOLDERS	• 8,326,422 shares of common stock;
• 2,172,109 warrants to purchase a like number of shares of common stock; and
• 2,172,109 shares of common stock that may be issued upon exercise of warrants.
OFFERING PRICE	Determined at the time of sale by the selling shareholders.
COMMON STOCK OUTSTANDING AS OF JUNE 18, 2004	32,520,165 shares
NUMBER OF SHARES OF COMMON STOCK OUTSTANDING AFTER OFFERING(1)	34,692,274
USE OF PROCEEDS
We will not receive any of the proceeds of the shares offered by the selling shareholders. We intend to use the proceeds from exercise of the warrants, which would be $651,633 if all of the warrants are exercised, for working capital purposes. We cannot assure you that the warrants will be exercised.
DIVIDEND POLICY	We currently intend to retain any future earnings to fund the development and growth of our business. Therefore, we do not currently anticipate paying cash dividends.
OTC BULLETEIN BOARD SYMBOL	VCBE.OB

(1)
This number assumes the issuance of 2,172,109 shares of common stock that may be issued upon exercise of warrants held by selling shareholders. We cannot assure you that the warrants will be exercised by the selling shareholders

SUMMARY FINANCIAL INFORMATION

        The following summary financial information for the years ended December 31, 2002 and 2003, is derived from our audited financial statements and related notes included in this prospectus. The summary financial information as of, and for the three month periods ended, March 31, 2003 and 2004, is unaudited and has been derived from, and should be read in conjunction with, our unaudited financial statements and related notes for those periods included in this prospectus. You should read this information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes appearing elsewhere in this prospectus.

			For the Three Months Ended March 31,
	For the Year Ended December 31, 2002	For the Year Ended December 31, 2003
			2003	2004
Statements of Operations Data:
Net sales	$983,557	$1,213,062	$412,860	$174,372
Cost of goods sold	291,132	414,230	156,558	48,596
Operating expenses	2,141,354	2,658,739	721,946	527,255
Other expenses (interest)	156,928	225,075	45,020	300,872
Net loss	(1,605,857)	(2,084,982)	(510,664)	(702,351)
Per Common Share Data:
Basic and Diluted loss per share	$(.085)	$(.141)	$(.038)	$(.042)
Weighted Average Shares of Common Stock Outstanding:
Basic and Diluted	18,932,283	14,765,575	13,572,000	16,636,858

	December 31, 2003	March 31, 2004
Balance Sheet Data:
Current assets	$354,489	$2,262,523
Total assets	565,112	2,452,521
Current liabilities	1,410,692	552,763
Long-term debt and other liabilities	1,635,861	—
Shareholders' equity (deficit)	(2,481,441)	1,899,758

RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should carefully consider the following risks together with the other information contained in this prospectus. If any of the risks discussed in this prospectus actually occur, our business, financial condition, prospects and results of operations could be negatively impacted. In these circumstances, the trading price of our common stock could decline significantly and you could lose all or part of your investment.

We have incurred significant operating losses since inception and may never achieve profitability.

        Our accumulated deficit since inception to March 31, 2004, is $5,570,756. We expect to continue to incur substantial additional losses for the foreseeable future, and we may never become profitable. Our ability to achieve and maintain positive cash flow and profitability is dependent upon our ability to locate and secure a large base of successful sales distributors, our ability to generate significant revenues and our ability to achieve operational efficiencies through a larger sales base.

        Based upon current plans, we expect to incur operating losses in future periods. This will happen because there are expenses associated with the attempt to expand our sales. Significant expenditures are required to produce high quality products, increase awareness of our products, differentiate our products from competing products, obtain and maintain a productive network distribution sales force and invest in systems and technology that will support increased customer sales. We cannot assure you that we will be successful in meeting any of these requirements or in achieving profits in the future. Failure to generate profits will cause us to go out of business.

Our success will depend in large part on our ability to attract, maintain and motivate a large base of productive sales distributors.

        Distributors are independent contractors who purchase products from us for their own use or for resale at retail. Distributors typically work on a part-time basis and may engage in other business activities, which may take away from their work for us. In recruiting and keeping sales distributors, we will be competing with other network marketing organizations, both inside and outside the nutritional supplement industry. We cannot ensure that we will be successful in attracting and retaining productive distributors, especially since network marketing organizations often experience high turnover rates. We cannot accurately predict fluctuations in the number and productivity of distributors because we will rely upon existing distributors to sponsor and train new distributors and to motivate new and existing distributors. Attrition in the distributor force, seasonal or other decreases in purchase volume, costs of training new distributors, and the lag in initial sales may combine to reduce our profits and revenues.

        We anticipate that our distributor organization will be headed by a relatively small number of key distributors who will be responsible for a disproportionate amount of revenues. The loss of key distributors will materially and adversely affect revenues and our ability to attract other distributors, especially if a distributor takes downline distributors to a competitor or any other organization.

We recently redirected our sales efforts to network marketing and we have limited experience in this area.

        We recently instituted a significant sales change to focus on network marketing through independent distribution. It is too early to determine if this strategy shift will be effective such that we may be able to reduce our operating losses and achieve profitability. For example, our sales for the first quarter of 2004 decreased by 58% compared to 2003 due to start up efforts in our network marketing. In addition, a majority of our current management has limited experience managing a network sales organization. There can be no assurance that we will be able to manage the expansion of our distributor base effectively, that our systems, procedures or controls will be adequate to support our operations or that our management will be able to exploit any market opportunity that might arise for our products.

Public perception of the network marketing industry may make it difficult for us to succeed in managing sales.

        Network marketing programs have been associated or confused with illegal pyramid schemes. Publicity about those schemes may adversely impact legal, proper network marketing programs in the eyes of the public and may reduce both sales and our ability to attract new distributors.

We may be unable to continue as a going concern.

        Our audited consolidated financial statements for the year ended December 31, 2003, were prepared on a going concern basis in accordance with United States generally accepted accounting principles. The going concern basis of presentation assumes that we will continue operations for the foreseeable future and will be able to realize our assets and discharge our liabilities and commitments in the normal course of business. However, our independent auditor has stated in its report concerning our financial statements as of December 31, 2003, that the realization of a significant portion of our assets is dependent on our continued operations. See our auditors' report on our consolidated financial statements elsewhere in this prospectus.

We have a limited operating history and face the risks of a start-up company.

        We have a limited operating history on which to base an evaluation of our business and prospects. Our products were formulated in 2000 and 2001, and we began sales of our products to the public in early 2002. We may not be successful in addressing our operating challenges such as establishing a viable network sales force, developing brand awareness and expanding our market presence. As with most companies in the early stages of product sales, our lack of operations is compounded by and must be considered in light of numerous risks, including an evolving and unpredictable business model, differentiation of our products from competing products, creating awareness, acceptance by customers of our products and the management of growth with limited capital.

We may need additional capital to continue in business.

        We expect that our available funds will be sufficient to meet our anticipated needs for working capital and capital expenditures through March 31, 2005. If we require future additional financing, we cannot be certain that it will be available to us on favorable terms or at all. Our inability to obtain additional funding would limit our ability to expand our distributor base that we believe is necessary to increase sales in order to achieve profitability. If we raise additional funds in the future through the issuance of equity or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, and holders of our common stock may also experience additional substantial dilution.

We rely on third parties for production of our products.

        We rely entirely on third parties to supply materials used to make our products and to manufacture our products. These businesses may be unable to satisfy our supply requirements, manufacture our products timely, fill and ship our orders promptly, provide services at competitive costs or offer reliable products and services. Our suppliers may increase fees to levels that make our business uneconomic. In addition, while we require that our suppliers verify the accuracy of the contents of our products, we do not have the expertise or personnel to monitor the production of products by these third parties. We rely almost exclusively, without independent verification, on certificates of analysis regarding product content provided by our third party manufacturers.

We face intense competition.

        We face intense competition from numerous resellers, manufacturers and wholesalers of meal replacement products and nutritional dietary supplements, including retail, online and mail order providers. See "Our Company—Our Competition" on page 27 of this prospectus. We also are in competition with other network marketing companies, both inside and outside the nutritional supplement industry. Most of our competitors have longer operating histories, established brands in the marketplace with sales vastly in excess of ours, and greater access to capital. These competitors may use their resources to engage in aggressive advertising and marketing campaigns or conduct research, development and testing significantly beyond our capabilities or modify existing products or develop new products that could result in reduced sales of our products. Other companies with greater capital and research capabilities could formulate products that could gain wide marketplace acceptance, which could have a depressive effect on our future sales. In addition, aggressive advertising and promotion by our competitors may require us to compete by lowering prices, and the economic viability of our operations likely would be diminished.

Our products have higher prices than most of our competitors' prices.

        Our products contain high quality ingredients, which tend to be more expensive than ingredients used by some of our competitors. As a consequence, our products are among the highest priced meal replacement and nutritional dietary supplements on the market. We believe that our products provide a comprehensive solution for nutritional needs, but that consumers must be educated about this feature of our products. To date, most of our products are marketed and sold predominantly to persons with significant disposable income, and we expect that our future customers for many of our products will also be in that category. Consequently, a further risk may be the lack of a sizable customer base for our products.

The sale of our products involves product liability and other risks.

        Like any other distributor or manufacturer of products that are ingested, we face an inherent risk of exposure to product liability claims if the use of our products results in, or is believed to have resulted in, illness or injury. Some of our products contain combinations of ingredients, and there is little long-term experience with the effect of these combinations. In addition, interactions of these products with other products, prescription medicines and over-the-counter drugs have not been fully explored or understood and may have unintended consequences. While our third party manufacturers may perform tests in connection with the formulations and production of our products, these tests are not designed to evaluate the safety or efficacy of our products. There are no clinical studies regarding any of our products. Manufacturers and distributors of vitamins and nutritional dietary supplements have been named as defendants in product liability lawsuits from time to time. Although we maintain product liability insurance it may not be sufficient to cover product liability claims and product liability claims could have a material adverse effect on our business. While we seek to ensure that our distributors do not make false claims about our products, we are not able to monitor our distributors on a regular basis. The successful assertion or settlement of an uninsured claim, a significant number of insured claims or a claim exceeding the limits of our insurance coverage would harm us by adding further costs to our business and by diverting the attention of our senior management from the operation of our business. Even if we successfully defend a products liability claim, the uninsured litigation costs and adverse publicity may be harmful to our business.

Adverse publicity regarding nutritional dietary supplements could harm us.

        If negative publicity relating to the nutritional dietary supplement industry in general and products marketed by our competitors adversely impacts the entire industry, our business and prospects likely will suffer. Our industry has been damaged by criticism of certain producers of nutritional dietary supplements for allegedly having omitted ingredients from packaging and for listing ingredients that are not contained in their dietary supplements. Also, some companies have received adverse publicity for marketing allegedly dangerous products, including ingredients that metabolize into possibly dangerous substances and/or those banned by governing bodies of certain sports, and for making unsubstantiated claims of benefits from the use of their products. The mass media often has difficulty differentiating between weight loss products and dietary supplements, and widespread adverse publicity about the former, ephedra in particular, may adversely impact our products among consumers who may not be able to make the distinction. Studies conducted by and for our industry have received criticism as not being conducted in an unbiased, scientific manner or as having been influenced by the sponsors. Some high profile athletes have been criticized for their use of certain dietary supplements. Because consumers may not be able to differentiate between products receiving adverse publicity and our products, our business may suffer from adverse publicity relating to nutritional dietary supplements and to other companies in our industry.

New products may render our products obsolete.

        The nutritional dietary supplement and meal replacement markets historically have been influenced by products which became popular due to changing consumer tastes and media attention. Our products may be rendered obsolete by changes in popular tastes as well as media attention. We currently do not intend to devote any significant resources to develop new products that may be needed for us to capitalize on changing markets or new market opportunities or to continue relationships with customers who may desire different supplement and meal replacement needs. This course of action may make it difficult for us to change our product line to adapt to changing tastes.

A slower growth rate in the nutritional supplement industry could adversely affect us.

        Nutritional supplement companies, analysts, publications and other industry sources have indicated that the nutritional dietary supplement industry has experienced a significantly slower rate of growth in recent years. This slowdown may be attributable in part, among other factors, to the maturing of the market for nutritional dietary supplements, the lack of any significant developments of new products to stimulate consumer demand, negative publicity concerning the efficacy of certain ingredients contained in some nutritional dietary supplements, the proliferation of the number of products and companies competing in the industry, and the increased number of private label brands which may have the tendency to create confusion for consumers in product selection. This slowdown in the industry's rate of growth could continue over the long-term and impair the prospects for significantly increasing the sale of and the demand for our products.

Adverse study results may adversely affect our business and products.

        The federal government, research institutes, colleges and others regularly conduct research into the use, effectiveness and potential for adverse results from the use of nutritional dietary supplements. The results of any such studies could be contrary to studies and assumptions on which the formulation and marketing of our products are based and could materially and adversely impact our business. Even if adverse studies are subject to substantial criticism or not supported by accepted scientific methodology, publicity surrounding the reports of these studies may result in decreased sales of our products. Recently, the effectiveness of, and potential for harm from, some of the leading herbal supplements have come into question as a result of research studies. These negative study results and other negative publicity could adversely affect the potential market and sales of our products.

We may have inadequate protection of our intellectual property.

        Our existing proprietary rights may not afford remedies and protections necessary to prevent infringement, reformulation, theft, misappropriation and other improper use of our products by competitors. We developed or have licensed the formulations contained in our products. If our products are successful, the formulations will constitute critical proprietary property, which must be protected from competitors. Although trade secret, trademark, copyright and patent laws generally provide such protection and we may attempt to protect ourselves through contracts with developers and manufacturers of our products, we may not be successful in enforcing our rights. In addition, enforcement of our proprietary rights may require lengthy, expensive litigation. We have attempted to protect the trade names and trademarks used for our products by registering them with the United States Patent and Trademark Offices, but we must rely on common law trademark rights to protect our unregistered trademarks. Common law trademark rights do not provide the same remedies as are granted to federally registered trademarks and the rights of a common law trademark are limited to the geographic area in which the trademark is actually used. Our inability to protect completely against and to obtain complete relief from misappropriation of our intellectual property could have a material, adverse impact on us.

Governmental regulation could limit our sales or add significant additional costs to our business.

        Network marketing programs frequently are subject to laws and regulations directed at ensuring that product sales are made to consumers of the products and not just purchased by the distributors, and that compensation is based on sales and not recruitment of other sales personnel. These laws and regulations include securities laws and statutes and regulations administered by the Federal Trade Commission ("FTC") and various state laws. Some of these laws may be interpreted or enforced in a manner that could result in requiring adverse changes to our sales distribution program.

        The two principal federal agencies that regulate nutritional dietary supplements are the U.S. Food and Drug Administration ("FDA") and the Federal Trade Commission. Among other matters, FDA regulations govern claims about the health or nutritional value of a product. Under federal statutes and regulations, the FDA and FTC can initiate civil proceedings and impose significant monetary fines and penalties against companies and persons who make illegal product claims and refer any such conduct for criminal prosecution. Similar enforcement actions may also result from noncompliance with other regulatory requirements, such as FDA labeling rules. The FDA also reviews some product claims that companies must submit for agency evaluation and may find them unacceptable. Also, state authorities may bring enforcement actions for violations of applicable state laws. We may be subject to additional laws or regulations administered by the FDA or other federal or state authorities regulating the processing of food and manufacturing of nutritional supplements, the repeal of laws or regulations relating to our industry or more stringent interpretations of current laws or regulations. Among other considerations, these regulations may require:

  •
  changes in manufacturing, expanded or different labeling for our products;

  •
  the recall, reformulation, or discontinuance of certain products; or

  •
  scientific substantiation regarding ingredients, product claims or safety.

We may face supply shortages and may not be able to fulfill orders.

        Because we require high quality materials in our products, we may face supply shortages as well as a shortage of third party manufacturers who have the capability to meet our standards. These limitations may result in suppliers not being able to fulfill our requirements, and we may have to cut back production, reformulate our products, or be unable to fill orders, which would result in decreased sales and loss of customers. Reformulation of our products would likely require that we also change our marketing and labeling at significant cost to us.

We are dependent on our chief executive officer; we may fail to hire, retain and integrate key personnel to remain competitive in our industry.

        The active involvement and participation of our chief executive officer, Sanford D. Greenberg, is critical to our success. The loss of Mr. Greenberg's services would likely have a material adverse effect on our business, could slow our growth and could cause us to go out of business. Although we have a $5 million key man insurance policy on the life of Mr. Greenberg, we have no arrangement providing for his disability or loss of his services for reason other than death. Our success also depends on hiring, retaining and integrating senior management and skilled employees, including Timothy Transtrum, our chief operating officer, in order to expand our business. Because our principal management does not have substantial experience in the nutritional dietary supplement industry, we must retain third party manufacturers, and hire consultants and employees with expertise in the production, marketing, distribution and sales of nutritional dietary supplements. Our inability to maintain a relationship with these persons for the long-term may have a material adverse effect on our business and profitability.

We may not be able to attract high visibility endorsements.

        A principal component of our marketing program is the use and endorsement of our products by well-known athletes, sports teams and others associated with sports. Although we have obtained the services of several well-known sports celebrities as endorsers of our products, some of these persons may not continue their endorsements, may not continue to succeed in their fields, or may engage in activities which could bring disrepute on themselves and, in turn, on our products. We may not be able to attract new endorsements, especially from sports celebrities that may emerge in the future.

You will have little say in our business.

        Our directors and executive officers and persons associated with them beneficially own a total of approximately 62.5% of the issued and outstanding shares of our common stock. As a result of this ownership, these persons have the power to control our company in many instances without a prior vote of shareholders, including the election of directors, and other matters pertaining to corporate governance. This concentration of ownership also may have the effect of delaying or preventing a change in control of our company. As such, you will have no control over our operations and significant decisions.

We have a significant number of options and warrants outstanding which, if exercised, would reduce your percentage ownership in our company and could decrease our share price significantly.

        As of June 18, 2004, we had outstanding options and warrants vesting over different time periods concerning 9,701,359 shares of our common stock. If all of these options and warrants were exercised it would represent 23% of our then outstanding common stock. An exercise price of $1.00 per share applies to 3,293,250 options, and an exercise price of $0.50 per share applies to 236,000 options, and we have one outstanding option for 4,000,000 shares exercisable at $0.60 per share. The 2,172,109 warrants registered by this prospectus are exercisable at $0.30 per share. It is likely that these options would only be exercised if our stock price is then above the exercise price. Upon exercise of these options and resale of the underlying shares of common stock our share price may decrease.

Trading on the OTC Bulletin Board may be sporadic because it is not a stock exchange, and shareholders may have difficulty reselling their shares.

        Our common stock is quoted on the OTC Bulletin Board and is thinly traded. Trading in stock quoted on the OTC Bulletin Board is often characterized by wide fluctuations in trading prices, due to many factors that may have little to do with a company's operations or business prospects. The trading history of our common stock has exhibited wide swings in price. See "Market for Common Stock and

Related Security Holder Matters". Moreover, the OTC Bulletin Board is not a stock exchange, and trading of securities on the OTC Bulletin Board is often more sporadic than the trading of securities listed on a quotation system like Nasdaq or a stock exchange like the American Stock Exchange. Accordingly, you may have difficulty reselling any of the stock you purchase from the selling shareholders.

The market for our common shares has been volatile in the past, and may be subject to fluctuations in the future.

        The market price of our common stock has ranged from a high $3.00 and a low $0.15 during the two years ended December 31, 2003. See "Market for Common Equity and Related Security Holder Matters" beginning on page 31 of this prospectus. We cannot assure you that the market price of our common stock will not significantly fluctuate from its current level. The market price of our common stock may be subject to wide fluctuations in response to quarterly variations in operating results, announcements of new products by us or our competitors, securities analysts, volume trading, or other events or factors. In addition, the financial markets have experienced significant price and volume fluctuations for a number of reasons, including the failure of certain companies to meet market expectations. These broad market fluctuations, or any industry-specific market fluctuations, may adversely affect the market price of our common stock.

Sales of large number of shares could adversely affect the price of our common stock.

        Substantial sales of our common stock in the public market, including shares issued upon the exercise of options and warrants, or the perception that these sales could occur, may have a depressive effect on the market price of our common stock and could impair our ability to raise capital or make acquisitions through the issuance of equity securities. As of June 18, 2004, there were 32,520,165 shares of our common stock outstanding. Of these shares, 20,320,489 (assuming exercise of options exercisable within 60 days of June 18, 2004) are held by directors and officers of our company. The shares held by certain of our directors and officers are subject to the resale limitations of Rule 144 described below and in restrictions on sales set forth in lock-up agreements.

        In general, under Rule 144 adopted under the Securities Act of 1933, any person that beneficially owns restricted securities for one year and any person deemed to be an affiliate of our company is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (1) 1% of the then outstanding shares of common stock of our company or (2) the average weekly trading volume in common stock during the four calendar weeks preceding such sale. A person that is not an affiliate and has held restricted securities for at least two years is entitled to sell such shares without any limitations.

We may issue preferred stock with rights senior to the common stock.

        Our articles of incorporation authorize the issuance of up to five million shares of preferred stock without shareholder approval and on terms established by our directors. We have no existing plans to issue shares of preferred stock. However, the rights and preferences of any such class or series of preferred stock would be established by our board of directors in its sole discretion and may have dividend, voting, liquidation and other rights and preferences that are senior to the rights of the common stock. See "Description of Securities—Preferred Stock."

New legislation, including the Sarbanes-Oxley Act of 2002, may make it more costly for us to retain or attract officers and directors.

        We may be unable to attract and retain qualified officers, directors and members of board committees required to provide for our effective management as a result of the recent and currently proposed changes in the rules and regulations which govern publicly-held companies. The enactment of the Sarbanes-Oxley Act of 2002 has resulted in a series of rules and regulations by the SEC that increase responsibilities and liabilities of directors and executive officers. The perceived increased personal risk associated with these recent changes may make it more costly or deter qualified individuals from accepting these roles.

We may have unforeseen liabilities as a result of operations of Instanet before we acquired it.

        In undertaking the share exchange between us and Instanet, we relied, without complete and detailed due diligence activities, on representations by former principals of Instanet. Prior to the transaction, Instanet had completed a public offering of its stock, filed periodic reports with the Securities and Exchange Commission ("SEC") and entered into a master agency agreement making Instanet the exclusive master agent for the distribution of certain funds transfer products and services. Significant liability can arise from improper actions in the sale of stock and incomplete or misleading reports. Although prior management of Instanet represented that the master agency agreement had terminated, we did not independently ensure the accuracy of that claim but relied on representations by Instanet principals. Although we have obtained the guaranty of these representations by a former principal of Instanet, actions by prior management could result in materially adverse litigation, damages and negative publicity.

Our stock price is likely to be below $5.00 per share and treated as a "Penny Stock" which will place restrictions on broker-dealers recommending the stock for purchase.

        Our common stock is defined as "penny stock" under the Securities Exchange Act of 1934, and its rules. The SEC has adopted regulations that define "penny stock" to include common stock that has a market price of less than $5.00 per share, subject to certain exceptions. These rules include the following requirements:

  •
  broker-dealers must deliver, prior to the transaction, a disclosure schedule prepared by the SEC relating to the penny stock market;

  •
  broker-dealers must disclose the commissions payable to the broker-dealer and its registered representative;

  •
  broker-dealers must disclose current quotations for the securities;

  •
  if a broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market; and

  •
  a broker-dealer must furnish its customers with monthly statements disclosing recent price information for all penny stocks held in the customer's account and information on the limited market in penny stocks.

        Additional sales practice requirements are imposed on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser's written consent to the transaction prior to sale. Since our common stock is subject to these penny stock rules these disclosure requirements may have the effect of reducing the level of trading activity in our common stock. As a result, fewer broker-dealers may be willing to make a market in our stock. You would then have a reduced ability to resell our shares.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of the shares of common stock offered by the selling shareholders. If all of the warrants are exercised, we will receive proceeds of $651,633, which will be used for general working capital purposes. We estimate we will spend approximately $50,000 in registering the securities offered by this prospectus.

PLAN OF DISTRIBUTION

        We are registering on behalf of the selling shareholders 8,326,422 shares of our common stock which they own. We are also registering for sale 2,172,109 warrants to purchase a like number of shares of our common stock, and 2,172,109 shares of common stock underlying the warrants. The selling shareholders may, from time to time, sell all or a portion of the securities in privately negotiated transactions or otherwise. Such sales may be made at prevailing market prices or privately negotiated prices. There is no public market for the warrants and one is not expected to develop. No warrant solicitation fee will be paid.

        The securities may be sold by the selling shareholders by one or more of the following methods, without limitation:

  •
  on the over-the-counter market;

  •
  to purchasers directly;

  •
  in ordinary brokerage transactions in which the broker solicits purchasers;

  •
  through underwriters, dealers and agents who may receive compensation in the form of underwriting discounts, concessions or commissions from a seller and/or the purchasers of the shares for whom they may act as agent;

  •
  through the pledge of common stock as security for any loan or obligation, including pledges to brokers or dealers who may from time to time effect distributions of the shares or other interests in the shares;

  •
  through purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

  •
  common stock through block trades in which the broker or dealer so engaged will attempt to sell the shares as agent or as riskless principal but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  in any combination of one or more of these methods; or

  •
  in any other lawful manner.

        Brokers or dealers may receive commissions or discounts from the selling shareholders or, if any of the broker-dealers act as an agent for the purchaser of the securities, from the purchaser in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the selling shareholders to sell a specified number of the securities at stipulated prices. In connection with such resales, the broker-dealer may pay to or receive from the purchasers of the securities, commissions as described above. The selling shareholders may also sell the shares of common stock in accordance with Rule 144 under the Securities Act of 1933, rather than pursuant to this prospectus.

        The selling shareholders and any broker-dealers or agents that participate with the selling shareholders in the sale of the securities may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales. In that event, any commissions received by the broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Furthermore, selling shareholders are subject to Regulation M of the Exchange Act. Regulation M prohibits any activities that could artificially influence any market for the securities during the period when securities are being sold pursuant to this prospectus. Consequently, selling shareholders, must refrain from directly or indirectly attempting to induce any person to bid for or purchase the securities being offered with any information not contained in this prospectus. Regulation M also prohibits any bids or purchases made in order to stabilize the price of the securities in connection with the securities offered pursuant to this prospectus.

        A selling shareholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of our common stock in the course of hedging the positions they assume with such selling shareholder, including, without limitation, in connection with the distribution of our common stock by such broker-dealers or pursuant to an exemption from registration. A selling shareholder may also enter into an option or other transactions with broker-dealers that involve the delivery of the common stock to the broker-dealers, who may then resell or otherwise transfer such common stock.

        We have not registered or qualified offers and sales of the securities under the laws of any country other than the United States. To comply with certain states' securities laws, if applicable, the selling shareholders will offer and sell their securities in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the selling shareholders may not offer or sell securities unless we have registered or qualified such shares for sale in such states or we have complied with an available exemption from registration or qualification.

        All expenses of the registration statement, estimated to be $50,000 including but not limited to, legal, accounting, printing and mailing fees are and will be paid by us. We have agreed to pay costs of registering the selling shareholders' securities in this prospectus. However, any selling costs or brokerage commissions incurred by each selling shareholder relating to the sale of his/her securities will be paid by the selling shareholder.

        Any broker or dealer participating in any distribution of the securities will be required to deliver a copy of this prospectus, including any prospectus supplement, to any individual who purchases any securities from or through such a broker-dealer. We are not aware of any plan or arrangement between a selling shareholder and any broker-dealer as of the date hereof with respect to possible sales of the registered securities.

SELECTED FINANCIAL DATA

        The following selected financial data should be read in conjunction with our financial statements and related notes thereto appearing elsewhere in this prospectus. The statement of operations data for the years ended December 31, 2002 and 2003, and the balance sheet data as of December 31, 2003, are derived from our financial statements, which have been audited by Spicer Jeffries LLP, our independent public accountants, for 2002 and by Staley Okada & Partners for 2003, as indicated in their respective reports included elsewhere in this prospectus. The selected financial information as of, and for the three month periods ended, March 31, 2003 and 2004, is unaudited and has been derived from, and should be read in conjunction with, our unaudited financial statements and related notes included in this prospectus. The selected financial data provided below is not necessarily indicative of our future results of operations or financial performance.

			For the Three Months Ended March 31,
	For the Year Ended December 31, 2002	For the Year Ended December 31, 2003
			2003	2004
Statements of Operations Data:
Net sales	$983,557	$1,213,062	$412,860	$174,372
Cost of goods sold	291,132	414,230	156,558	48,596
Operating expenses	2,141,354	2,658,739	721,946	527,255
Other expenses (interest)	156,928	225,075	45,020	300,872
Net loss	(1,605,857)	(2,084,982)	(510,664)	(702,351)
Per Common Share Data:
Basic and Diluted loss per share	$(.085)	$(.141)	$(.038)	$(.042)
Weighted Average Shares of Common Stock Outstanding:
Basic and Diluted	18,932,283	14,765,575	13,572,000	16,636,858

	December 31, 2003	March 31, 2004
Balance Sheet Data:
Current assets	$354,489	$2,262,523
Total assets	565,112	2,452,521
Current liabilities	1,410,692	552,763
Long-term debt and other liabilities	1,635,861	—
Shareholders' equity (deficit)	(2,481,441)	1,899,758

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis in conjunction with our financial statements, including the notes thereto contained elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

Results of Operations.

        For the three months ended March 31, 2004, compared to the three months ended March 31, 2003 (unaudited).

        Net revenue.    Revenue for the quarter ended March 31, 2004, was $174,372 compared to $412,860 for the quarter ended March 31, 2003, a decrease of 58%. The decrease in revenue can be attributed to the Company changing its marketing focus from sales directly to consumers and retail establishments to sales through a network marketing system, which took place during the third quarter of 2003. The official launch of our network marketing plan occurred on April 24, 2004, and it is anticipated that revenues may increase over the remainder of 2004.

        Gross Profit.    Gross profit decreased to $125,776 for the quarter ended March 31, 2004, from $256,302 for the quarter ended March 31, 2003, a decrease of 51%. Gross profit as a percentage of revenue (gross margin) increased from 62% for the quarter ending March 31, 2003, to 72% in the quarter ended March 31, 2004. The decrease in gross profit follows the decrease in net revenue. The increase in gross margin is a result of higher margin product sales through network marketing and the elimination of discounted pricing for retail entities. As the marketing plan matures, it is anticipated that there will be less fluctuation of the gross profit and gross margin numbers.

        Sales and marketing expenses.    Sales and marketing expenses of $162,799 for the quarter ended March 31, 2004, reflect a decrease of 61% from $414,274 for the quarter ended March 31, 2003. Sales and marketing activities decreased due to the transition into network marketing. Costs previously incurred with maintaining a sales staff have been eliminated. Independent distributors now incur the costs of print and radio advertising. In network marketing, sales and marketing activities revolve around building a sales network made up of distributors and direct customers. Therefore, the primary expense items will be the direct compensation to the distributors in the form of multi-level commissions, promotions and events for the distributors and the continued commitment to our endorsers.

        General and administrative expenses.    General and administrative expenses of $343,831 for the quarter ended March 31, 2004, increased by 20% compared to $286,882 for the quarter ended March 31, 2003. The increase is a result of increased legal, accounting and other associated expenses due to our financing activities. Also we incurred increases in all areas of our business insurance and with consultants.

        For the year ended December 31, 2003, compared to the year ended December 31, 2002.

        Net Revenue.    Net revenue for the year ended December 31, 2003, was $1,213,062 compared to $983,557 for the year ended December 31, 2002, an increase of 23%. The increase can be attributed to our continuing to mature and create a brand awareness and demand for our products. As we implement changes to our marketing plan to network marketing, we anticipate that revenues will be down through the first two quarters of 2004 but will increase over the remainder of 2004.

        Gross Profit.    Gross profit increased to $798,832 for the year ended December 31, 2003, from $692,425 for the year ended December 31, 2002, an increase of 15%. Gross profit as a percentage of revenue (gross margin) decreased from 71% for the year ended December 31, 2002, to 66% for the year ended December 31, 2003. The increase in gross profits follows the increase in net revenue and was the result of the mix of product sold. During the first half of 2003, VitaPro, our meal replacement, which carries a lower profit margin was heavily marketed to retail customers. The additional decrease in gross margin is a result of discounts given for discontinued products that will not be sold in the network marketing program. As we move forward into our network marketing program we anticipate that there will be less fluctuation of the gross profit and gross margin numbers.

        Sales and marketing expenses.    Sales and marketing expenses decreased by 6% for the years ended December 31, 2003, compared to 2002 from $1,273,361 to $1,353,335, respectively. The decrease is attributed to transitioning into network marketing, the conversion of our inside sales force into distributors for the network marketing business and the halt of all print and radio advertising. In network marketing, sales and marketing activities revolve around building a sales network made up of distributors and direct customers. Therefore, the primary expense items will be the direct compensation to the distributors in the form of multi-level commissions, promotions and events for the distributors and the continued commitment to our endorsers.

        General and administrative expenses.    General and administrative expenses of $1,303,025 for the year ended December 31, 2003, represented an increase of 111% from $617,457 for the year ended December 31, 2002. The increase was a result of legal, accounting and other associated expenses due to our abandoned public offering, the reverse acquisition of Instanet and requirements of becoming a public entity that are non-recurring. There was also a charge against inventory for discontinued items of $177,896 and the establishment of a provision for future obsolete inventory of $31,782. In addition, we anticipate that the type and amounts of operating expenses will change with the institution of our network marketing program. The network market distributors will assume much of the advertising and marketing expenses. Accounting and administrative costs may increase to communicate with, provide products to and track sales by network sellers. While selling and marketing expenses may remain steady or decline, general and administrative expenses will increase with increased payments of consulting, legal and accounting fees.

        Research and development expenses.    There were no research and development expenses for the year ended December 31, 2003, as compared with $88,456 for the year ended December 31, 2002. While it is our belief that our current product offering is reflective of current nutritional science and forms a solid basis for our network marketing program, we may need to develop products to continue to distinguish us from our competition.

        For the year ended December 31, 2002, compared to the year ended December 31, 2001.

        Net Revenue.    Net revenue for the year ended December 31, 2002, was $983,557 compared to $203,448 for the year ended December 31, 2001, an increase of 383%. The increase can be attributed to our initiating sales to the general public on January 1, 2002, where prior to that we were still in development stages and sales were only to elite athletes.

        Gross Profit.    Gross profit increased to $692,425 for the year ended December 31, 2002, from $79,581 for the year ended December 31, 2001, an increase of 770%. Gross profit as a percentage of revenue (gross margin) increased to 71% for the year ended December 31, 2002, from 39% for the year ended December 31, 2001. The increase in gross profits is the result of sales to the general public at non-discounted prices as compared to special discount pricing given to elite athletes. Our gross margin fluctuates depending upon the mix of products sold.

        Sales and marketing expenses.    Sales and marketing expenses increased by 190% for the year ended December 31, 2002, compared to 2001 from $1,178,619 to $405,503, respectively. The increase is attributed to launching the product to the general public in the form of print and radio advertising, educational literature to assist in educating the consumers on our products and the building of an internal sales and customer service force to support the sales.

        General and administrative expenses.    General and administrative expenses of $792,168 for the year ended December 31, 2002, represents an increase of 49% from $531,261 for the year ended December 31, 2001. The increase is a result of establishing the operational components of the Company to support the launch of products to the general public.

        Research and development expenses.    Research and development expenses decreased by 6% from $94,421 for the year ended December 31, 2001, as compared with $88,456 for year ended December 31, 2002. Development of the product line was completed during the first half of 2002 attributing to the decrease and it is our belief that the current product offering is reflective of current nutritional science and forms a solid basis for our customers.

Critical Accounting Polices and Estimates.

        Discussion and analysis of our financial condition and results of operations are based upon financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to bad debts, inventories, sales returns, warranty, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

        We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of the ability to make payments, additional allowances may be required, which would increase our expenses during the periods in which any such allowances were made. The amount recorded as a provision for bad debt in each period is based upon an assessment of the likelihood that we will be paid on our outstanding receivables, based on customer-specific as well as general considerations. To the extent that our estimates prove to be too high, and we ultimately collect a receivable previously determined to be impaired, we may record a reversal of the provision in the period of such determination.

Liquidity and Capital Resources.

        To date, operating funds have been provided primarily by loans from our Chief Executive Officer and one of our directors, and from sales of our common stock, which totaled $7,470,514 through March 31, 2004, and to a lesser degree, funds provided by sales of our products. On January 31, 2004, we closed a private offering of our common stock issuing 1,039,980 shares of common stock for gross proceeds of $1,039,980. On March 31, 2004, we had an initial closing of a private offering of our common stock issuing 7,689,750 shares for gross proceeds of $2,306,924. On April 15, 2004, we completed the private offering with additional gross proceeds of $191,001 and an additional 636,672 shares of common stock sold. For the entire private offering, we sold an aggregate 8,236,422 shares of common stock for $2,497,925. In conjunction with the closing on March 31, 2004, both our Chief Executive Officer and our director converted $2,086,629 of outstanding loans and accrued interest into 6,955,430 shares of our common stock reducing our debt. As of March 31, 2004, we repaid $175,000 of bridge financings.

        Our operations used $439,049 of cash in the three months ended March 31, 2004, on net sales of $174,372 and used $52,562 of cash in the three months ended March 31, 2003, on net sales of $412,860. The use of cash in our operations results from incurring and accruing expenses to suppliers, necessary to generate business and service customers at a time when revenues did not keep pace with expenses. As of March 31, 2004, we had $1,959,677 in cash and cash equivalents available to fund future operations. Working capital increased by $2,765,963 from a deficit of $1,056,203 at December 31, 2003, to a positive balance of $1,709,760 at March 31, 2004. As of March 31, 2004, we had $2,262,523 in current assets and $552,763 in current liabilities. These results were achieved as the result of completion of the private offering and debt conversion described in "Notes to Financial Statements -Note 2 Shareholders' Equity".

        Our fiscal year 2004 operating plan is focused on increasing the number of independent distributors, growing revenues, increasing gross profits, and conserving cash. We cannot predict with certainty the expected revenue, gross profit, net income or loss and usage of cash and cash equivalents for fiscal year 2004. However, management believes that our cash resources will be sufficient to fund our operations at least through March 31, 2005, under our current operating plan. If management is unable to manage our business operations in line with budget expectations, it could have a material adverse effect on our business viability, financial position, results of operations and cash flows. Further, if we are not successful in obtaining profitability, additional capital may be required to maintain ongoing operations.

        Contractual Obligations.    We lease office space from a related party with the lease expiring at June 30, 2004, and we have various operating leases. At March 31, 2004, our commitments under these obligations were as follows:

Contractual Obligations	Less than 1 year	2-3 years	4-5 years
Office lease	$18,000	$—	$—
Operating leases	45,194	66,774	9,581

Total	$63,194	$66,774	$9,581

        Customer Concentrations.    We had no single customer that accounted for any substantial portion of our revenues.

        Off-Balance Sheet Items.    We had no off-balance sheet items as of March 31, 2004.

SELLING SHAREHOLDERS

        Set forth below is a list of all security holders who may sell warrants and shares of common stock pursuant to this prospectus. The number of shares column represents the number of shares owned by the selling security holders prior to the date hereof. The "Common Shares Beneficially Owned following the Offering" column assumes all shares registered hereby are resold by the selling security holders and all of the warrants registered hereby are exercised or sold. The selling security holders identified in the following table are offering for sale an aggregate of 8,326,422 shares of common stock and 2,172,109 shares of common stock upon exercise of the warrants. Other than securities being offered by Anthony DiGiandomenico and Christopher Marlett, none of these securities are being offered by directors, officers or principal shareholders.

        We will not receive any proceeds from the sale of these shares by the selling shareholders. We will receive $651,633 in proceeds upon exercise of the outstanding warrants assuming the warrants are exercised by April 15, 2009.

        For purposes of the column headed "Number of Commons Shares Offered Hereby" we have assumed exercise of all of the warrants. Percentage calculations are based upon our issued and outstanding common shares as at June 18, 2004 of 32,520,165 shares of common stock.

	Common Shares Owned Beneficially Prior to Offering			Common Shares Beneficially Owned Following Offering
			Number of Common Shares Offered Hereby
Name of Shareholder	No. of Shares Owned	%		No. of Shares Owned	%
Howard Bergman and Sarina DiGiandomenico	33,340	*	33,340	0	0
Edwin Bertolas Revocable Living Trust, Edwin Bertolas Trustee	100,000	*	100,000	0	0
Richard Duane Clarkson	66,667	*	66,667	0	0
FBO Richard Clarkson Trust, R.L. Clarkson TTEE	66,667	*	66,667	0	0
FBO Lucille S. Ball Trust, Richard L. Clarkson TTEE	200,000	*	200,000	0	0
Anthony DiBenedetto and Eileen DiBenedetto	166,667	*	166,667	0	0
Jane DiGian	166,670	*	166,670	0	0
Anthony DiGiandomenico(1)	841,972	2.5	829,472	12,500	0
Ralph P. Ferrara	16,667	*	16,667	0	0
William C. Fioretti	166,667	*	166,667	0	0
Charles E. Fioretti	200,000	*	200,000	0	0
Richard A. Frueh	200,000	*	200,000	0	0
Chad Glauser	84,000	*	84,000	0	0
John Glotfelty(2)	70,834	*	33,334	37,500	0
Ronald I. Heller	500,000	1.5	500,000	0	0
Strategic Management Corp.	83,400	*	83,400	0	0
London Family Trust, Robert S. London Trustee	666,667	2.0	666,667	0	0
Dyana Williams Marlett(3)	370,029	1.1	370,029	0	0
Christopher A. Marlett(4)	2,294,786	7.0	2,294,786	0	0
Edgewater Ventures, LLC	200,000	*	200,000	0	0
Growth Ventures, Inc. Pension Plan & Trust, Gary J. McAdam Trustee	250,000	*	250,000	0	0
MDB Capital Group LLC(5)	1,622,990	4.8	1,622,990	0	0
Resources Trust Company TTEE FBO: Scott Moser	109,000	*	74,000	35,000	0
David S. Nagelberg, IRA	500,000	1.5	500,000	0	0
TCG-VCBE, LLC	166,670	*	166,670	0	0
Hyde Park Investments, LLC(8)	220,000	*	150,000	70,000	0
Len Rothstein	50,000	*	50,000	0	0

Sherleigh Associates Inc. Profit Sharing Plan	1,400,000	4.3	1,400,000	0	0
Samuel A. Tancredi	75,000	*	75,000	0	0
Paul K. Tracey	33,334	*	33,334	0	0
Stephen M. Walker	84,000	*	84,000	0	0
MDZNK Partners	270,000	*	270,000	0	0
SNL Ventures	195,000	*	170,000	25,000	0
Dave Christensen	75,000	*	55,000	20,000	0
Frank J. DiGiandomenico	83,334	*	83,334	0	0
4 Horsemen LLC(10)	135,000	*	35,000	100,000	0
C.K. Fujisaki	86,667	*	66,667	20,000	0
American Express Trust Co. FBO Rick Hayes IRA R/O	150,000	*	150,000	0	0
Scott Landt	16,667	*	16,667	0	0
TCG-VCBE, LLC	16,670	*	16,670	0	0
Bradley R. Parker	43,334	*	33,334	10,000	0
Richard David Preston	20,000	*	15,000	5,000	0
James T. Raeder	50,000	*	50,000	0	0
Brent J. Smith	75,000	*	50,000	25,000	0
Thomas Stuart	10,000	*	10,000	0	0
Michael Tanner	35,000	*	35,000	0	0
Dane Wilkerson(9)	55,000	*	20,000	35,000	0
Greg Bailey(6)	5,217	*	5,217	0	0
Al Kaschalk(7)	108,605	*	108,605	0	0
627324 Ontario LTD	80,000	*	80,000	0	0

(*)
Less than one percent

(1)
Includes in the first column 495,472 shares underlying a warrant which is also being registered by this prospectus and 12,500 shares issuable pursuant to a presently exercisable option.

(2)
Includes in the first column 12,500 shares underlying a presently outstanding stock option.

(3)
Includes in the first column 203,029 shares underlying a warrant which is also being registered by this prospectus.

(4)
Includes in the first column indirect ownership of shares and warrants in the name of MDB Capital Group as set forth in Note 5, as well as a 237,796 shares underlying a warrant which is also being registered by this prospectus.

(5)
Includes in the first column 1,121,990 shares underlying a warrant which is also being registered by this prospectus.

(6)
Includes in the first column 5,217 shares underlying a warrant which is also being registered by this prospectus.

(7)
Includes in the first column 108,605 shares underlying a warrant which is also being registered by this prospectus.

(8)
Includes in the first column 20,000 shares underlying a presently exercisable stock option.

(9)
Includes in the first column 10,000 shares underlying a presently exercisable stock option.

(10)
Includes in the first column 100,000 shares underlying a presently exercisable stock option.

OUR COMPANY

Overview

        We are a provider of a high quality meal replacement product and premium nutritional dietary supplements to health and fitness conscious consumers through network marketing. We offer a complete product line of vitamins, minerals, amino acids, a rehydration/electrolyte powder drink, and a chocolate and vanilla flavored meal replacement powder drink.

        The foundation for our products is a comprehensive line of nutritional dietary supplements. None of our products contain substances that have been the subject of health concerns, in one form or another, by the medical community. Those substances which have raised health concerns include ephedra, creatine, androstene, androstenedione, aspartame, steroids and human growth hormones.

        One of our product strengths is our unique, easy-to-use, packaging system known as the VitaCube. Historically, a major challenge with nutritional dietary supplements is getting consumers to use them on a consistent basis. The VitaCube compartmentalizes, indexes and describes components of the various supplements to be taken each day. This simple, organized approach allows the consumer to quickly and easily take our supplements at regular intervals in proper combinations without the confusion or clutter associated with purchasing and storing supplements in multiple bottles and containers. Our VitaCubes are available in a wide variety of sizes and configurations, which allows a customer to choose a VitaCube consistent with his or her budget and health and fitness goals.

        With a VitaCube System, each consumer knows:

  •
  what nutritional dietary supplements to take;

  •
  when to take the supplements;

  •
  how many supplements to take; and

  •
  the proper combinations to take.

        We were incorporated on January 9, 2001, under the name "Instanet, Inc." Instanet was originally founded to market electronic funds transfer services and systems through the Internet. Instanet had no revenues from operations and was considered a development stage company. On June 20, 2003, Instanet acquired VitaCube Systems, Inc. ("V3S"), a Colorado corporation formed in October 2000, in a stock-for-stock exchange. In the transaction all of the stock of V3S was exchanged for 13,572,000 shares of common stock of Instanet, then representing a 90% ownership interest in Instanet. After the exchange, V3S became a wholly-owned subsidiary of Instanet and V3S's management became management of Instanet, and Instanet changed its name to VitaCube Systems Holdings, Inc. The description of our historic business describes the business conducted by V3S. We changed our name to VitaCube Systems Holdings, Inc., on September 8, 2003.

Sales and Marketing

        We began marketing our products primarily to elite athletes and professional and collegiate sports teams during 2001. We launched our sales and marketing programs to the general public in early 2002 through a direct sales force and a variety of other sales channels, consisting primarily of specialty retail stores, health clubs, personal trainers and other health practitioners, radio, direct mail from customer referrals, and the Internet. During 2003, we decided to make a major shift in our marketing strategy. We decided to refocus our sales and marketing efforts on network marketing. Based upon our sales experience in 2001 and 2002, we believe that our products can be more effectively sold through the face-to-face sales method afforded by network marketing, and that the success of producers of similar products through network marketing illustrates significant sales potential for our products. However, to date, we have not achieved significant sales due to the start-up nature of our network marketing program and due to our limited capital.

        An integral part of our marketing strategy, in conjunction with our network marketing program, is the endorsement of our products by high profile sports celebrities. Our leading celebrity endorser is Mike Shanahan, head coach of the Denver Broncos, a team in the National Football League ("NFL"). Some of the other celebrities who have entered into endorsement contracts with us and comprise part of "Team VitaCube" include:

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  Curt Schilling—Pitcher, Boston Red Sox, former World Series Co-MVP

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  Randy Johnson—Pitcher, Arizona Diamondbacks and a four-time Cy Young Award Winner and World Series Co-MVP

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  Mike Alstott—All Pro Fullback, World Champion Tampa Bay Buccaneers

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  Brian Griese—All Pro Quarterback, Tampa Bay Buccaneers

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  Eric Karros—First Baseman, Oakland Athletics

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  Amy Van Dyken—Swimmer, six-time Olympic Gold Medalist

        In addition, we currently work with athletes from the following professional sports teams to supply supplements and advice concerning nutrition. From the National Football League ("NFL"): Denver Broncos, Buffalo Bills, Chicago Bears, Green Bay Packers, New England Patriots, Seattle Seahawks. From Major League Baseball ("MLB"): Arizona Diamondbacks, Boston Red Sox, Cincinnati Reds, Chicago White Sox, Milwaukee Brewers and Oakland Athletics. From the National Basketball Association ("NBA"): the Denver Nuggets, Los Angeles Clippers, Memphis Grizzlies, Washington Wizards and from the National Hockey League ("NHL") the Columbus Blue Jackets and Florida Panthers.

Our Products

Vitamins and Minerals

        Our vitamin and mineral primary line consists of 12 tablets, capsules and soft gel formulations and four proprietary and function specific specialty formulations. Our products are divided into three primary, gender-specific packages:

  •
  VitaCube Basic®, designed for individuals who are new to nutritional supplement programs;

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  VitaCube Essential®, for the intermediate active individual; and

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  VitaCube Elite®, for the highly active individual and athlete.

        We investigated optimum nutritional needs in formulating our primary line. We formulated these products to be both effective and safe, as well as intended to meet the nutritional needs of most individuals. By balancing our formulas, all 11 products in the Elite System can be taken without concern for potential "overdosing" effects. At the same time, variations of these individual formulas are used in the Essential System and Basic System levels of nutritional support.

        Many of our formulas also contain an exclusive, proprietary blend of 17 essential cellular metabolic factors known as the VitaCube Activating System. We are not aware of any other products on the market have this proprietary combination of cellular factors, which are formulated to result in quick dissolution and greater absorption into the digestive tract and blood stream.

Our Primary Line of Supplements in the VitaCube Systems:

        M32+® (Multi System Formula):    32 vitamins and minerals—a solid and complete multivitamin

        Cal/Mag+®:    Calcium, Magnesium and Boron—supports healthy bones and muscles

        Absorbit:    Digestive Enzymes & Aminogen®—promotes and aids digestion of nutrients

        CP Complex®:    Vitamin C and Potassium—aids metabolic function and regulates heartbeat and blood pressure

        AO Elite®:    L-Arginine and L-Ornithine—increases circulation and aids in building muscle

        ZMA Pro:    Zinc and Magnesium Aspartate—supports strength and endurance in the male system

        WNB:    Women's Natural Balance—works with the female system to help create hormonal balance

        GC Elite®:    L-Glutamine and L-Carnitine—amino acids that help enhance muscle activity

        Ultra EFA®:    Essential Fatty Acids with Vitamin E—supports healthy joints, connective tissue, and cellular function

        AlphaNac®:    Alpha Lipoic Acid & N-Acetyl-L-Cysteine—two of the body's most powerful antioxidants may help neutralize and eliminate stress

        JSH® (Joint Support Health):    Glucosamine and Chondroitin—promotes joint flexibility and mobility

        Q-Zyme®:    CoEnzyme Q10—supports proper heart function and cellular energy

Specialty Line of Supplements:

        Complex SPP®:    Saw Palmetto—improves and supports prostate health in men over 30

        Visual Eyes®:    Lutein and Vitamin A—promotes proper eye health

        Enduro Max:    6 Types of Ginsengs—promotes sustained endurance and stamina

        Pure Heat®:    Cayenne, Boswellia, & Turmeric—promotes proper blood circulation and healthy muscles, tissues, and joints

VitaPro® Nutrition Shake

        VitaPro is a balanced, nutritionally wholesome shake that has an optimal ratio of protein, carbohydrates and safe sugars. It increases metabolism, promotes energy, and improves overall health and wellness. Controlling weight and energizing the body is the foundation of VitaPro.

        VitaPro is formulated with 27 essential vitamins, and minerals and antioxidants helps balance this nutrition shake and provide for nourishment. VitaPro combines various protein sources, vitamins, and minerals with innovative ingredients such as Aminogen®—an ingredient that helps to increase amino acid absorption significantly—and Fibersol-2®, a fiber that aids in digestion.

We Stress High Quality in Our Products

        To maintain and assure high quality in our products, we require that all our:

  •
  supplements are supported with publicly available scientific research and references;

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  ingredients come from high quality and reliable sources;

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  ingredients are combined to avoid impairing the effectiveness of each other;

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  ingredients are used in their scientifically supported dosages;

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  products do not contain potentially harmful ingredients such as ephedra, creatine, androstenedione, aspartame, steroids or human growth hormones;

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  formulations meet 100% of label claims for two years;

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  products are 100% lead, wheat, corn and yeast free; and

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  tablets, capsules and soft gels dissolve in an average of 25 minutes or less to maximize absorption.

Our Distributors and Customers

        We distribute products through a network marketing system and sell directly to customers. Network marketing is a type of face-to-face direct selling. The network is organized like a family tree, consisting of independent distributors who purchase products at wholesale prices from us for their own consumption or to make retail sales to customers. Alternately, distributors may earn commissions by referring customer orders directly to us. We believe the emergence of readily available means of communication such as computers, fax machines, low-cost long distance telephone services, tele-conferencing, and the Internet have contributed to the growth of network marketing. Network marketing is an effective way to distribute our products because it allows person-to-person product education, which is not as readily available through other distribution channels and because it is based on the strength of personal recommendations that we believe come from friends, neighbors, relatives and close acquaintances. However, we have not conducted this strategy for sufficient time or magnitude to determine whether it will recover our operating losses and result in net income.

        Individuals who join us, sell our products, and earn commissions become distributors by being sponsored into the program by an existing distributor. From that point on, they are a part of that sponsoring distributor's downline. If potential distributors come to us unreferred, he or she is placed in existing downlines. New distributors must agree to a written contract and agree and adhere to our policies and procedures. Distributors are also generally required to purchase a starter kit that includes the detailed manual of policies and procedures, along with marketing material, order forms, and instructional media.

        We also offer a direct customer program designed for consumers who only desire to purchase our products for their personal use and choose not to resell or distribute the products. We believe this program provides access to a market that would otherwise be missed by targeting customers who enjoy our products, but prefer a mail-order type relationship versus a sales, distribution, or other type of business relationship. Direct customers may not engage in retail sales of products purchased through the program, although they may enroll as distributors at any time if they desire.

        An integral part of our customer base is our group of over 300 professional athletes. Many of these athletes purchase our products at a discounted price, although some endorse our products in return for receiving them at no charge. People know that these athletes' bodies and their ability to perform are their livelihoods, and so the endorsements of these high-profile athletes provide credibility to our products.

        We are not dependent on one or a few major customers.

The Nutrition Industry

        According to the latest industry overview, Nutrition Business Journal, (May/June 2003), while supplement manufacturers and suppliers endured through anemic growth in 2002, other segments of the nutrition industry enjoyed great stability and better growth, contributing significantly to the 7% rise in the $58.1 billion total nutrition industry sales for 2002 compared to 2001. Vitamin sales rebounded in 2002 compared to 2001, growing 2.5% to $6.2 billion across all channels. Information Resources, Inc.

(IRI) data indicated that multivitamin and nearly all single-vitamin categories experienced price increases in 2002, helping to push total sales growth above the 0.8% achieved in 2001.

        We believe that the size of the supplement market is due to public awareness of the positive effects of nutritional dietary supplements. Helping to increase awareness are reports and industry marketing based on medical research that provides a correlation between the consumption of nutritional dietary supplements and better health. Both the United States government and universities have increased sponsorship of research relating to nutritional dietary supplements. For example, in fiscal 2000 and fiscal 2001, the National Institutes of Health spent $665 million and $756 million in nutrition related research and programs and has budgeted $859 million and $943 million of these expenditures for fiscal 2002 and fiscal 2003, respectively. In addition, as part of the National Institutes of Health, Congress has established the Office of Alternative Medicine, which focuses on alternative medical treatments, and the Office of Dietary Supplements to conduct and coordinate research regarding the role of dietary supplements in maintaining health and preventing disease. New developments in 2004 have been the FDA's ban on ephedra and the steroid scandals in Major League Baseball and Track and Field. While these scandals may be perceived as having a negative effect on the dietary supplement business, we have never produced or sold any products with the ingredients under scrutiny and we believe our products' high quality will attract consumers who may have concerns about contaminated supplements.

The Network Marketing Industry

        Firms that use direct sales and network marketing (NM) as their distribution methods have grown in numbers, sales, and profits, both domestically and abroad. According to the latest published (June 2002) Growth & Outlook Survey from the Direct Selling Association (DSA), worldwide retail sales over the last decade have grown from $33 billion to nearly $86 billion along with the distributor base growing from 8.5 million to nearly 44 million during the same time period. In the United States, retail sales and the number of distributors have doubled over the last ten years to approximately $29 billion and 13 million respectively.

        We believe the prospects for continued growth in NM are good, and we perceive several reasons as to why such growth has occurred:

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  The growth of NM has given it visibility and credibility. By prosecuting illegal pyramid, blue sky and ponzi schemes, government agencies have given credibility to legitimate networks.

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  The visibility of well-known direct selling companies, such as AVON, Mary Kay, and Tupperware who have successfully added NM compensation components to their sales-force commission programs adds credibility.

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  Many well-known companies are choosing to sell via the NM channel; companies such as AOL/Time (Southern Living At Home), Hallmark Cards (Binney & Smith / Crayola Big Yellow Box), Berkshire Hathaway/Warren Buffett (The Pampered Chef, Kirby, World Book Encyclopedia), and Citigroup (Primerica) all have launched NM divisions or subsidiaries.

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  The current economic climate of business closures, lay-offs, downsizing, outsourcing, and merging has resulted in many motivated, educated white-collar workers turning to NM. These white-collar workers have professional and social networks which afford personal credibility to the industry.

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  With improved technology and the expanding Internet awareness, NM firms can become more streamlined. None of our distributors are required to carry inventory or personally conduct public presentations, and our computer systems keep track of and communicate with distributors and their organizations.

Our Competition

Primary Supplement Companies

        The retail market for dietary supplements is characterized by a few dominant national companies including General Nutrition Centers (GNC), Vitamin World, Vitamin Shoppe, and Great Earth Vitamins. Others have a presence within local markets, such as Vitamin Cottage in Denver, Colorado. Three companies dominate the Internet—Vitamins.com (owned by WebRx.com), GNC.com, and VitaminShoppe.com, the latter two having retail sales locations as well.

Nutrition Sector Companies

        Major competitors in the sports nutrition and weight-loss markets consist of companies such as EAS, Inc., Weider Nutritional International and Twinlab, which dominate the market with such products as, Myoplex (EAS), Body Shaper (Weider) and Ripped Fuel (Twinlab).

Network Marketing Companies

        We compete with a number of large network marketing firms selling nutritional, diet, health, personal care and environmental products, and numerous small competitors. The principal competitors are Amway, Nature's Sunshine, Sunrider, New Vision, Herbalife, USANA, and Melalecua.

Our Suppliers

        We use four principal suppliers for the components of our products, and multiple vendors for packaging and labeling. We do not have contracts with all of our suppliers and our relationship with any such entity may be terminated at any time. We have established relationships with other vendors, which we believe can satisfy our needs if our relationship with any principal supplier terminates.

Regulatory Issues

        The processing, formulation, manufacturing, packaging, labeling, advertising and distribution of our products are subject to regulation by one or more federal agencies, including the Food and Drug Administration ("FDA"), the Federal Trade Commission ("FTC"), the Consumer Product Safety Commission, the United States Department of Agriculture and the Environmental Protection Agency. These activities are also regulated by various agencies of the states and localities in which our products are sold. Pursuant to the Federal Food, Drug, and Cosmetic Act ("FDCA"), the FDA regulates the processing, formulation, safety, manufacture, packaging, labeling and distribution of dietary supplements, (including vitamins, minerals, herbs) and over-the-counter drugs. The FTC has jurisdiction to regulate the advertising of these products.

        The FDCA has been amended several times with respect to dietary supplements, in particular by the Dietary Supplement Health and Education Act of 1994 ("DSHEA"). DSHEA established a new framework governing the composition, safety, labeling and marketing of dietary supplements. "Dietary supplements" are defined as vitamins, minerals, herbs, other botanicals, amino acids and other dietary substances for human use to supplement the diet, as well as concentrates, metabolites, constituents, extracts or combinations of such dietary ingredients. Generally, under DSHEA, dietary ingredients that were on the market prior to October 15, 1994 may be used in dietary supplements without notifying the FDA. "New" dietary ingredients (i.e., dietary ingredients that were "not marketed in the United States before October 15, 1994") are subject to a FDA premarket new dietary ingredient notification requirement unless the ingredient has been "present in the food supply as an article used for food" without being "chemically altered." A new dietary ingredient notification must provide the FDA with evidence of a "history of use or other evidence of safety" establishing that use of the dietary ingredient "will reasonably be expected to be safe." A new dietary ingredient notification must be submitted to the FDA at least 75 days before the initial marketing of the new dietary ingredient. There is no certainty that the FDA will accept any particular evidence of safety for any new dietary ingredient. The FDA's refusal to accept such evidence could prevent the marketing of such dietary ingredients.

        The FDA issued a consumer warning in 1996, followed by proposed regulations in 1997, covering dietary supplements that contain ephedra or its active substance, ephedrine alkaloids. We have never produced or sold products containing ephedra. In February 2004, the FDA issued a final regulation declaring dietary supplements containing ephedra illegal under the FDCA because they present an unreasonable risk of illness or injury under the conditions of use recommended or suggested in labeling, or if no conditions of use are suggested or recommended in labeling, under ordinary conditions of use. The rule took effect on April 12, 2004, and bans the sale of dietary supplement products containing ephedra. Similarly, the FDA issued a consumer advisory in 2002 with respect to dietary supplements that contain the ingredient Kava, and the FDA is currently investigating adverse effects associated with ingestion of this ingredient. We have never produced or sold any products containing Kava.

        DSHEA permits "statements of nutritional support" to be included in labeling for dietary supplements without FDA premarket approval. Such statements must be submitted to the FDA within 30 days of marketing and must bear a label disclosure that "This statement has not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure, or prevent any disease." Such statements may describe how a particular dietary ingredient affects the structure, function or general well-being of the body, or the mechanism of action by which a dietary ingredient may affect body structure, function or well-being, but may not expressly or implicitly represent that a dietary supplement will diagnose, cure, mitigate, treat, or prevent a disease. A company that uses a statement of nutritional support in labeling must possess scientific evidence substantiating that the statement is truthful and not misleading. If the FDA determines that a particular statement of nutritional support is an unacceptable drug claim or an unauthorized version of a disease claim for a food product, or if the FDA determines that a particular claim is not adequately supported by existing scientific data or is false or misleading, we would be prevented from using the claim.

        In addition, DSHEA provides that so-called "third-party literature," e.g., a reprint of a peer-reviewed scientific publication linking a particular dietary ingredient with health benefits, may be used "in connection with the sale of a dietary supplement to consumers" without the literature being subject to regulation as labeling. Such literature must not be false or misleading; the literature may not "promote" a particular manufacturer or brand of dietary supplement; and a balanced view of the available scientific information on the subject matter must be presented. If the literature fails to satisfy each of these requirements, we may be prevented from disseminating such literature with our products, and any dissemination could subject our product to regulatory action as an illegal drug.

        We expect that the FDA will adopt in the near future the final regulations, proposed on March 13, 2003, regarding Good Manufacturing Practice in manufacturing, packing, or holding dietary ingredients and dietary supplements, authorized by DSHEA. Good Manufacturing Practice regulations will require dietary supplements to be prepared, packaged and held in compliance with strict rules, and will require quality control provisions similar to those in the Good Manufacturing Practice regulations for drugs. We or our third-party supplier or vendors may not be able to comply with the new rules without incurring substantial additional expenses.

        The FDA has broad authority to enforce the provisions of the FDCA applicable to dietary supplements, including powers to issue a public warning letter to a company, to publicize information about illegal products, to request a recall of illegal products from the market, and to request the Department of Justice to initiate a seizure action, an injunction action, or a criminal prosecution in the United States courts. The regulation of dietary supplements may increase or become more restrictive in the future.

        Legislation has been introduced in Congress to impose substantial new regulatory requirements for dietary supplements, e.g., S.722, S.1538, S.1780, H.R. 3377 and H.R. 3866. S.722 would impose adverse event reporting, postmarket surveillance requirements, FDA reviews of dietary supplement ingredients, and other requirements. H.R. 3377 would impose similar requirements as well as safety testing and records inspection. S.1538 would increase FDA appropriations to allow full implementation and enforcement of DSHEA. S.1780 and H.R. 3866 would subject specified anabolic steroid substances currently used in some dietary supplements, such as "andro," to the requirements of the Controlled Substances Act. We have never produced or sold any products containing "andro." The dietary supplement industry supports S.1538, S.1780, and H.R. 3866. If enacted, S.722 and H.R. 3377 could raise our costs and hinder our business.

        The FTC exercises jurisdiction over the advertising of dietary supplements. In recent years, the FTC has instituted numerous enforcement actions against dietary supplement companies for failure to have adequate substantiation for claims made in advertising or for the use of false or misleading advertising claims.

        The FTC may monitor our advertising and could request substantiation of our advertisement claims. Our policy is to use advertising that complies with applicable regulations. Nevertheless, there can be no assurance that inadvertent failures to comply with applicable regulations will not occur. We believe we are in material compliance with applicable federal, state and local rules and regulations concerning our products and marketing program. Compliance with the provisions of national, state and local environmental laws and regulations has not had a material effect upon our expenditures, financial position, liquidity or competitive position.

Research and Development

        We spent no funds during the year ended December 31, 2003, on research and development. We spent $88,456 for the year ended December 31, 2002, on research and development in completing the development of our current line of products. We plan to incur a modest amount of research and development expenses in 2004.

Patents, Trademarks and Proprietary Rights

        During the year ended December 31, 2003, we obtained registration on trademarks for 11 of our individual supplements or specialty items: "Alpha Nac," "AO Elite," "Complex SPP," "CP Complex," "GC Elite," "JSH," "M32+," "Muscle MR3," "Pure Heat," "Q-Zyme," and "Visual Eyes." Also obtained were the trademark for our rehydration drink "E-Force" and our meal replacement product "VitaPro." We have abandoned trademarking the other items in our product line due to various reasons such as non-unique names. We also received registration on trademarks for the six names or expressions that we either use or intend to use to distinguish ourselves from others: "Cube Up," "Get Cubed," "Simple, Innovative, Complete Nutrition," "The Power of Nutrition," "VitaCube" and "V3S." All of the registrations are protected for a period of 10 years.

        On January 21, 2004, we abandoned our pursuit of obtaining a patent for the VitaCube delivery system. We felt that to continue this effort was not in our best interest and we are currently not pursuing any new patents or trademarks.

Employees

        We had 10 full-time employees as of June 18, 2004.

Facilities

        We lease an office, located at 480 South Holly Street, Denver, Colorado 80246, from a related party. Our lease is due to expire on June 30, 2004. We expect to renew the lease on substantially the same terms. Our annual rent for 2003 was approximately $42,000.

        On June 1, 2003, we contracted on a month-to-month basis with Stonepath Logistics, Inc. ("Stonepath") to manage and store our bulk and overflow products. Stonepath stores our products in a controlled-environment warehouse in East Denver, and accepts bulk shipments on our behalf. We pay for these services on a per-pallette and per-transaction basis.

Insurance

        We maintain commercial general liability, including product liability coverage, and property insurance. Our policy provides for a general liability limit of $1 million per occurrence, and $2 million annual aggregate umbrella coverage. We also have a casualty insurance policy with a limit to $1.5 million on our main facility and $500,000 on our offsite facility.

Legal Proceedings

        We are not a party to any material threatened or pending legal proceedings.

MARKET FOR COMMON STOCK AND RELATED SECURITY HOLDER MATTERS

        Our common stock commenced trading on the OTC Bulletin Board ("OTCBB") on December 26, 2001. Our trading symbol is "VCBE.OB". Since there is only a limited trading market for our stock, shareholders, including the selling shareholders identified in this prospectus, may find it difficult to sell their shares. Prior to June 20, 2003, the stock traded reflected the business of Instanet prior to the share exchange with VitaCube Systems, Inc. See "Description of Business—Overview". There is no market for the warrants offered by this prospectus and one is not expected to develop.

        The following table sets forth high and low bid prices for our stock for the calendar quarters indicated as reported by the OTCBB for the fiscal quarters indicated. These prices represent quotations between dealers without adjustment for retail markup, markdown, or commission and may not represent actual transactions.

	High	Low
Second Quarter 2004 (through June 24, 2004)	$1.55	$.70
First Quarter 2004	$1.55	$.80
First Quarter 2003	$1.25	$0.15
Second Quarter 2003	$3.00	$0.51
Third Quarter 2003	$3.40	$2.80
Fourth Quarter 2003	$3.05	$1.40
First Quarter 2002	$1.25	$1.25
Second Quarter 2002	$0.16	$0.15
Third Quarter 2002	$0.16	$0.15
Fourth Quarter 2002	$1.50	$0.75

        As of June 18, 2004, we had approximately 165 holders of record of our common stock and six holders of record of the warrants offered by this prospectus.

Equity compensation plans

        The following table provides information about our equity compensation plans as of December 31, 2003.

	Equity Compensation Plan Information
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plan
Equity compensation plans approved by shareholders	2,751,375	$1.00	1,248,625
Equity compensation plans not approved by shareholders	-0-	N/A	-0-

Total	2,751,375	$1.00	1,248,625

DIVIDEND POLICY

        We have not paid or declared cash distributions or dividends on our common stock and do not intend to pay cash dividends in the foreseeable future. Any cash dividends in the future will be determined by our board of directors based on our earnings, financial condition, capital requirements, and other relevant factors.

MANAGEMENT

Directors and Executive Officers

        The following sets forth certain information regarding each of our directors and executive officers:

Name	Age	Position	Committee
Sanford D. Greenberg	46	Chairman and Chief Executive Officer	—
Timothy Transtrum	41	Chief Operating Officer	—
Mary Pat O'Halloran	46	Chief Financial Officer	—
Warren Cohen	55	Director	—
Doug Ridley	47	Director	Compensation
John B. McCandless	56	Director	Audit/Compensation
Anthony DiGiandomenico	37	Director	Audit/Compensation

        Directors hold office until the next annual meeting of shareholders following their election unless they earlier resign or are removed as provided in the bylaws. Our officers serve at the discretion of our board of directors.

        The following is a summary of our directors and executive officers' business experience:

        Sanford D. Greenberg, Chairman and Chief Executive Officer.    Mr. Greenberg is our founder and has been Chairman and Chief Executive Officer since our inception in October 2000. Prior to that, he was the Executive Vice President for GSG Securities, Inc., a stock brokerage firm, from 1998 to October 2000. From 1985 to 1998, he was the Chairman and Chief Executive Officer of Chatfield Dean & Co., Inc., a stock brokerage firm.

        Timothy Transtrum, Chief Operating Officer.    Mr. Transtrum joined us on February 4, 2004, as Chief Operating Officer. Prior to that, he held the position as President and Chief Operating Office for NutriHealth USA, a division of the global nutrition company Natural Health Holdings LTD, from 2002 to January 2004. From 1998 to 2002, he served as Vice President of Operations and International Development for Oasis Wellness Network, a network marketing company, and from 1991 to 1998 worked for Melaleuca Inc., a network marketing company, during which time he became their Director of International Operations.

        Mary Pat O'Halloran, Chief Financial Officer.    Ms. O'Halloran has served as our Chief Financial Officer since January 1, 2002. Prior to that, Ms. O'Halloran was the Information Systems Manager from 1998 to 2001 for Experimental and Applied Sciences, Inc. (EAS), a nutritional supplement company, and from 1989 to 1998 she was the Chief Financial Officer for Page Digital, Inc.

        Warren Cohen, Director.    Mr. Cohen has served as a director since 2000. Prior to that Mr. Cohen served as our President from 2000 until December 31, 2001. Mr. Cohen has been President of Cohen Capital Corporation, a private investment company since 1996. Mr. Cohen co-founded MegaBank Financial Corporation (acquired by Compass Bancshares) in 1984 and practiced public accounting as a tax CPA from 1972 to 1996, starting at Touche Ross & Company (a predecessor of Deloitte & Touche) and then forming his own firm, which he subsequently sold to Saltzman Hamma Nelson Massaro & Co.

        Doug Ridley, Director.    Mr. Ridley was appointed as a director on January 1, 2004, and serves on our Compensation Committee. Prior to that Mr. Ridley was a consultant to the Company from April 2003 until December 31, 2003. Mr. Ridley is currently President of Simply Because, a gift products network marketing company and since 1997, has been President of Chad Management Co., LLC., a nutritional products network marketing company.

        John B. McCandless, Director.    Mr. McCandless was appointed as a director on February 19, 2004, and serves on our Audit and Compensation Committees. Mr. McCandless is currently the Vice President of Technical Services at Weider Nutrition International. Prior to that, Mr. McCandless served as Senior Vice President and Chief Operating Officer for USANA Health Sciences, a health science company, from October 1995 to October 2002.

        Anthony DiGiandomenico, Director.    Mr. DiGiandomenico was appointed as a director on May 25, 2004, and he serves on our Audit and Compensation Committees. Mr. DiGiandomenico co-founded MDB Capital Group LLC ("MDB"), an investment banking firm, in 1997 and serves as a principal of the firm. From 1990 to 1995, he served as President and Chief Executive Officer of the Digian Company, a real estate development company. He currently serves on the Board of Orion Acquisition Corp. II.

There are no family relationships between or among our executive officers and directors.

Director Compensation

        Our directors who are also employees do not receive any additional compensation for their services as directors. During the year ended December 31, 2003, non-employee directors received no fees. During the fiscal year ending December 31, 2004, non-employee directors will not receive fees for service as a director but will be reimbursed for reasonable travel expenses in attending meetings.

        In connection with their appointment to the board of directors, Doug Ridley, John B. McCandless and Anthony DiGiandomenico were each granted stock options to purchase 50,000 shares of our common stock at an exercise price of $1.00 per share. Such options are exercisable to the extent of 12,500 shares. The remaining options vest with respect to 12,500 shares after one year and with respect to 25,000 shares after two years.

Board Committees

        Our board of directors has two committees, an Audit Committee and a Compensation Committee.

        The functions of the Audit Committee are to review our internal accounting principles and auditing practices and procedures, consult with and review the services provided by our independent accountants. Our Audit Committee has:

  •
  the sole authority to hire, monitor, terminate and determine funding for our independent accountants;

  •
  the responsibility to approve, in advance, the provision by the independent accountants of services not related to their audit functions;

  •
  the responsibility to review and approve all related party transactions;

  •
  the authority to engage and determine funding for independent counsel and other advisors; and

  •
  the responsibility to establish procedures for our receipt, retention and treatment of complaints by employees and others and to ensure that any such complaints are treated confidentially and anonymously.

        The members of the Audit Committee are Messrs. McCandless and DiGiandomenico.

        The Compensation Committee reviews and recommends compensation and benefit programs for key executives and administers our stock option plan. The members of our Compensation Committee are Messrs. Ridley, McCandless and DiGiandomenico.

        We currently do not have a Nominating Committee of our board of directors.

Compensation Committee and Insider Participation

        Our Compensation Committee is responsible for fixing the compensation to be paid to our executive officers. None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our board of directors or Compensation Committee.

Executive Compensation

        The following table sets forth information with respect to compensation earned by Sanford D. Greenberg, our Chief Executive Officer in 2002 and 2003. No executive officer received cash compensation from us of $100,000 or more in 2002 or 2003.

Summary Compensation Table

						Long Term Compensation
	Annual Compensation					Securities Underlying Securities Options (#)
Name and Principal Position	Yeary	Salar ($)	Bonus ($)	Other Annual Compensation ($)			All Other Compensation ($)
Sanford D. Greenberg Chairman and Chief Executive Officer	2003 2002	4,445 -0-	-0- -0-	4,127 -0-	(1)	-0- -0-	-0- -0-

(1)
Includes auto allowance.

        Sanford D. Greenberg entered into an employment agreement with us, effective as of April 1, 2004. Mr. Greenberg's employment agreement provides for his employment as our Chief Executive Officer and President. Mr. Greenberg will receive a salary of $150,000 per year and may receive bonuses in such amount as determined by our board or Compensation Committee. Mr. Greenberg will also be eligible to participate in bonuses on the same basis as other executives under any executive bonus plan adopted by us. Either party may terminate the agreement upon 30 days prior written notice. Additionally, Mr. Greenberg may be terminated for "just cause" as defined in the Agreement upon one business day's prior written notice. If Mr. Greenberg is terminated by us without just cause he is entitled to two years salary payable over 24 months.

        Pursuant to his employment agreement, Mr. Greenberg also received stock options to purchase four million shares of our common stock at $.60 per share. The options vest over four years provided that Mr. Greenberg is still employed by us and are exercisable for five years after vesting. If Mr. Greenberg is terminated without just cause all his unvested options vest and are exercisable for a period of five years from the date of termination. If Mr. Greenberg is terminated for just cause all unexercised options terminate as of his date of termination.

        Timothy Transtrum entered into an employment agreement with us, effective as of February 1, 2004. Mr. Transtrum's employment agreement provides for his employment as our Chief Operating Officer. Mr. Transtrum will receive a salary of $110,000 per year and may receive bonuses in such amount as determined by our board. Mr. Transtrum will also be eligible to participate in bonuses on the same basis as other executives under any executive bonus plan adopted by us. Either party may terminate the agreement upon 14 days prior written notice. Additionally, Mr. Transtrum may be terminated for "just cause" as defined in the Agreement upon one business day's prior written notice. If Mr. Transtrum is terminated by us without just cause he is entitled to a minimum six months salary payable over six equal monthly installments, and 50% of his unvested stock options would vest immediately. In the event we experience a change in control, Mr. Transtrum, at his option, may terminate his employment and require us to pay him two months of his then existing salary for each full year of employment with us, up to a maximum of six months salary.

        Pursuant to his employment agreement, Mr. Transtrum also received stock options to purchase 250,000 shares of our common stock at $1.00 per share. The options vest over four years provided that Mr. Transtrum is still employed by us and are exercisable for five years. If Mr. Transtrum is terminated for just cause all unexercised options terminate as of his date of termination.

Stock Options

        There were no options granted in 2003 to Mr. Greenberg and there were no existing options exercised in 2003 by Mr. Greenberg. The following table sets forth information with respect to the fiscal year end 2003 option values held by Mr. Greenberg:

			Number of unexercised options at December 31, 2003		Value of unexercised in-the money options at December 31, 2003(1)
Shares acquired on exercise(#)
Name		Value realized ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Sanford D. Greenberg	-0-	-0-	80,000	-0-	$124,000	-0-

(1)
The value of each option is based on $1.55, the last reported sales price of the common stock as reported by the OTC Bulletin Board Market on December 31, 2003, less the exercise price payable for such shares.

2003 Stock Incentive Plan

        During October 2002, the shareholders of V3S approved the 2002 Stock Incentive Plan (the "Plan"), a stock option plan that includes incentive and non-qualified stock options and restricted stock. The aggregate number of shares of common stock that could be granted by V3S pursuant to the Plan was not to exceed a maximum of 1,500,000 shares of V3S stock during the period of the Plan, which became effective as January 1, 2002.

        The Plan provided that with respect to incentive stock options ("ISO(s)") the option price per share must be at least the fair market value (as determined by the Compensation Committee of V3S's board, or in lieu thereof, the board of directors) of the common stock on the date the stock option is granted or based on daily quotes from an exchange or quotation system designated by the Compensation Committee as the primary market for the shares. Under the Plan, an ISO is granted to an employee who owned more than 10% of the combined voting power of all classes of stock of V3S or any of its subsidiaries, then the option price must be at least 110% of the fair market value of the stock subject to the option, and the term of the option must not exceed 5 years from the date of grant. Under the Plan, if for any reason, a change in control of V3S occurred, all shares subject to the Plan immediately become vested and exercisable.

        In June 2003, in connection with the reverse acquisition of Instanet, the Plan was reconstituted through our adoption of a new stock option plan (the "2003 Plan"), with the same terms and conditions as the VitaCube Plan, except for an increase in the number of shares to be granted under the 2003 Plan, to 4,000,000 shares of our common stock. This modification in substance is treated as though we exchanged newly issued options with an exercise price of $1.00 per share for the options that had been issued under the VitaCube Plan, with the Company incurring additional compensation cost for the incremental increase in value, if any, received by the option recipients under the 2003 Plan. For vested options, the compensation cost is the excess of the value of the modified options over the original options and is recognized in the current period. Under the 2003 Plan, non-vested options are measured similarly, though the excess value, if any, is amortized over the remaining vesting period. As a result of this modification, additional compensation cost was recognized for the year ended

December 31, 2003, as reflected below in Note 3 to our audited consolidated financial statements included in this prospectus. See also Note 3 for a summary of options granted in the fiscal years ended December 31, 2002 and 2001.

        The 2003 Plan is intended to attract persons of training, experience, and ability to continue as employees, directors, and consultants of our company, and to furnish additional incentive to such persons to become shareholders of our company. Employees, directors, and consultants of our company are eligible to participate in the 2003 Plan.

        Our board of directors, or a committee consisting of at least two or more non-employee directors, administers the 2003 Plan. The administrator has the discretion to interpret the provisions of the 2003 Plan. The administrator will also determine the persons who will receive awards under the 2003 Plan, and the number of shares, vesting period, and other terms and conditions of the awards. Our board of directors may amend or discontinue the 2003 Plan at any time, and the 2003 Plan will expire July 1, 2013.

        Options granted under the 2003 Plan may be either incentive stock options, as defined under the Internal Revenue Code, or nonqualified options. The expiration date, maximum number of shares purchasable, vesting provisions, and any other provisions of options granted under the plan will be established at the time of grant. The plan administrator will set the term of each option, but no options may be granted for terms of greater than ten years. Options will vest and become exercisable in whole or in one or more installments at such time as may be determined by the plan administrator. With respect to incentive stock options granted, the exercise price shall not be less than the fair market value of the common stock on the date of grant, and shall not be less than 110% of the fair market value of the common stock on the date of grant in the event an optionee owns 10% or more of our common stock. With respect to nonqualified options, the exercise price may be less than the fair market value of the common stock on the date of grant. If the optionee terminates his or her relationship with our company for any reason, including death or disability, the optionee (or the optionee's estate) may exercise any vested options for a three-month period following his or her termination.

        We may grant shares of restricted stock to eligible persons upon the payment of consideration, if any, as determined by the plan administrator. The administrator may establish a performance goal that must be achieved as a condition to the retention of the restricted stock. The performance goal may be based on the attainment of performance measurement criteria, which may differ as to various eligible persons. The plan administrator will set the performance criteria and will communicate the criteria in writing to the award recipient prior to the commencement of the period to which the performance relates. During the restricted period, and subject to restrictions on transfer of the shares, the award recipient shall have all voting, dividend, liquidation, and other rights with respect to the common stock. In the event the eligible person ceases to be an employee, director, or consultant during a restriction period, or in the event performance goals attributable to a restricted stock award are not achieved, the shares subject to the award that have not been earned are subject to forfeiture.

        If any change is made in the common stock subject to the plan, or subject to any award granted under the plan (through stock dividends, stock splits, combination of shares, or otherwise), the plan provides that appropriate adjustments will be made as to the aggregate number and exercise prices with respect to each outstanding award. In the event of a merger, consolidation, or other reorganization of our company, all restrictions relating to restricted stock awards will lapse, and optionees will be entitled to receive upon exercise of the option those shares or other securities that the optionee would have received had the option been exercised prior to such transaction. Upon any other liquidation of our company, any unexercised options under the plan will be canceled.

Indemnification

        Our articles of incorporation and bylaws require us to indemnify, to the fullest extent authorized by Nevada law, any of our officers and directors who is or is threatened to be made a party to any civil, criminal, administrative, investigative, or other action or proceeding instituted or threatened by reason of such person's relationship with us.

        Our articles of incorporation and bylaws also provide that, to the fullest extent permitted by Nevada law, our directors and officers shall not be liable to us or to any of our shareholders for damages caused by a breach of fiduciary duty by such director or officer.

        Nevada law authorizes the indemnification of directors and officers against liability incurred by reason of being a director or officer and against expenses (including attorneys' fees) judgments, fines, and amounts paid in settlement and reasonably incurred in connection with any action seeking to establish such liability, in the case of third-party claims, if

  •
  the officer or director acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation;

  •
  in the case of actions by or on behalf of the corporation, if the officer or director acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation; and

  •
  if such officer or director shall not have been adjudged liable to the corporation, unless a court otherwise determines.

        Nevada law also authorizes indemnification with respect to any criminal action or proceeding where the officer or director also had no reasonable cause to believe his conduct was unlawful.

        There is no pending litigation or proceeding involving any of our officers, directors, employees or other agents as to which indemnification is being sought. We are not aware of any threatened litigation that may result in claims for indemnification by any such person. In addition, we may enter into indemnification agreements with our directors and officers. These provisions and agreements may have the practical effect in certain cases of eliminating the ability of stockholders to collect monetary damages from directors and officers. We believe that these contractual agreements and the provisions in our articles of incorporation and bylaws are necessary to attract and retain qualified persons as directors and officers.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        We lease our current corporate office space from Arnold Greenberg, the father of our Chief Executive Officer, Sanford D. Greenberg. We paid $46,800 and $42,000 in rent for the years ended December 31, 2002 and 2003, respectively. The current lease expires at the end of June 2004.

        On June 30, 2002, we agreed to repurchase 10,659,762 shares of our common stock from Warren Cohen, a Director; in exchange he returned an additional 584,630 shares and received a long-term subordinated note for $1,335,861, which included additional monies loaned to us and accrued interest. The note provided for interest at 8% per year with principal and interest payable from 20% of our adjusted quarterly net income. Accrued interest on the note as of December 31, 2003, was $160,450. In March 2004, this note and all accrued interest was converted into 5,076,517 shares of our common stock at a conversion price of $.30 per share.

        Sanford D. Greenberg converted $133,127 and $166,873 of monies that he advanced us plus accrued interest into long-term subordinated loans on June 30, 2002 and September 30, 2002, respectively. These notes provided for interest at 8% per year with principal and interest payable from 5% of our adjusted quarterly net income. Accrued interest on the notes as of December 31, 2003, was $32,705. Also on June 30, 2002, Mr. Greenberg contributed $788,780 of advances as additional paid in capital. On December 31, 2002, Mr. Greenberg converted $200,000 of monies that he advanced us into a bridge loan with interest at 10% per year, principal and interest due December 31, 2003. As part of the terms of the bridge loan, Mr. Greenberg was granted an option to purchase 80,000 shares of our common stock at $1.00 per share. As of December 31, 2003, Mr. Greenberg had advanced an additional $110,040 which was due on demand accruing interest at 10% per year. As of December 31, 2003, accrued interest on the advance was $6,776. In March 2004, Mr. Greenberg converted $500,000 of principal and $63,674 of accrued interest on the long term subordinated loan and the bridge loan into 1,878,913 shares of our common stock at a conversion price of $.30 per share.

        Mr. DiGiandomenico, a Director, is a managing member of MDB Capital LLC, the placement agent in a private offering of our common stock to accredited investors which we completed in April 2004. As compensation, MDB received a warrant to purchase 1,121,990 shares of common stock exercisable at $0.30 per share until April 15, 2009. In addition, employees and owners of MDB received warrants with the same terms with respect to 1,050,119 shares of our common stock, including a warrant for 495,472 shares issued to Mr. DiGiandomenico.

        Mr. Ridley, a Director, served as a consultant to us in 2003, receiving total fees of $36,000.

PRINCIPAL SHAREHOLDERS AND SHAREHOLDINGS OF MANAGEMENT

        The following sets forth information concerning ownership of our common stock as of June 18, 2004, by our executive officers and directors, and persons known by us to own more that 5% of our issued and outstanding shares of common stock.

Name and Address	Number of Shares(1)		Percent of Class(2)
Sanford D. Greenberg(8) Chief Executive Officer and Director	12,677,024	(3)	38.9%
Timothy Transtrum(8) Chief Operating Officer	0		*
Mary Pat O'Halloran(8) Chief Financial Officer	82,500	(4)	*
Warren Cohen(8) Director	6,693,993		20.6
Doug Ridley(8) Director	12,500	(5)	*
John B. McCandless(8) Director	12,500	(5)	*
Anthony DiGiandomenico Director 401 Wilshire Blvd., Suite 1020 Santa Monica, CA 90401	841,972	(6)	2.5
All officers and directors as a group (7 persons)	20,320,489		62.5
Christopher Marlett 401 Wilshire Blvd., Suite 1020 Santa Monica, CA 90401	2,294,786	(7)	6.8%

*
Less than 1%

(1)
All entries exclude beneficial ownership of shares issuable pursuant to options that have not vested or that are not otherwise exercisable as of June 18, 2004, and which will not become vested or exercisable within 60 days of such date.

(2)
Percentages are rounded to nearest one-tenth of one percent. Percentages are based on 32,520,165 shares outstanding. Shares of common stock subject to options that are presently exercisable or exercisable within 60 days of June 18, 2004, are deemed to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

(3)
Includes shares either held directly or as custodian for a minor child and includes 80,000 shares issuable pursuant to options which are presently exercisable or which become exercisable within 60 days of June 18, 2004, and 12,597,024 shares held of record.

(4)
Includes 32,500 shares issuable pursuant to options which are presently exercisable or which become exercisable within 60 days of June 18, 2004, and 50,000 shares held of record.

(5)
Includes 12,500 shares issuable pursuant to options which are presently exercisable or which become exercisable within 60 days of June 18, 2004.

(6)
Includes 495,472 shares issuable pursuant to warrants and 12,500 shares pursuant to options which are presently exercisable or which become exercisable within 60 days of June 18, 2004 and 334,000 shares held of record.

(7)
Includes shares either held directly or through entities that are controlled by Christopher A. Marlett. Includes 1,359,786 shares issuable pursuant to warrants which are presently exercisable or which become exercisable within 60 days of June 18, 2004, and 935,000 shares held of record.

(8)
Address: 480 South Holly Street, Denver, Colorado 80246

DESCRIPTION OF SECURITIES

        The following is a summary of all material characteristics of our capital stock as set forth in our articles of incorporation and bylaws and of the warrants offered hereby. However, the summary does not purport to be complete and is qualified in its entirety by reference to the provisions of Nevada corporate law and to our articles of incorporation and bylaws, and the warrants themselves which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

        We are authorized to issue 50,000,000 shares of common stock of which 32,520,165 shares were issued and outstanding as of June 18, 2004. Holders of our common stock are entitled to one vote per share on all matters to be voted upon by shareholders, and do not have the right to cumulate their votes in the election of directors. Holders of our common stock are entitled to dividends as and when declared by our board of directors from assets or funds legally available under Nevada law, and to pro rata distribution of the assets of our company upon the voluntary or involuntary liquidation, dissolution, or winding up of our company after payment of liabilities and the liquidation preferences of any outstanding preferred stock. The common stock has no preemptive rights, other subscription rights, or redemption or sinking fund provisions.

Preferred Stock

        We are authorized to issue up to 5,000,000 shares of preferred stock with such designations, rights, and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights that could adversely affect the voting power or other rights of the holders of the our common stock. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock, or delaying or preventing a change in control of our company, all without further action by our shareholders. There are no shares of preferred stock outstanding and we have no present plans to issue any shares of preferred stock.

Warrants

        Each warrant registered pursuant to this prospectus entitles the holder to purchase one share of common stock at an exercise price of $.30 for a period ending April 15, 2009. We have authorized and reserved for issuance the shares of common stock issuable on exercise of the warrants. The warrants are exercisable to purchase a total of 2,172,109 shares of our common stock.

        The warrant exercise price and the number of shares of common stock purchasable upon exercise of the warrants are subject to adjustment in the event of, among other events, a stock dividend on, or a subdivision, recapitalization or reorganization of, the common stock, or the merger or consolidation of us with or into another corporation or business entity.

        The warrants may be exercised upon surrender of the warrants on or prior to the expiration date of such warrants at our offices with the form to be used to exercise the warrant attached to the warrant completed and executed as indicated. Exercise of the warrant must be accompanied by payment of the full exercise price in cash for the number of warrants being exercised or instead a conversion right may be exercised to pay the exercise price. Shares of common stock issued upon exercise of warrants for which payment has been received in accordance with the terms of the warrants will be fully paid and nonassessable.

Nevada Anti-Takeover Law and Articles of Incorporation and Bylaw Provisions

        Depending on the number of residents in the state of Nevada who own our shares, we could be subject to the provisions of Section 78.378 et seq. of the Nevada Revised Statutes which, unless otherwise provided in a company's articles of incorporation or bylaws, restricts the ability of an acquiring person to obtain controlling interest in the company in certain situations. Our articles of incorporation and bylaws do not contain any provision which would currently keep the change of control restrictions of Section 78.378 from applying to us.

        We are subject to the provisions of Sections 78.411 et seq. of the Nevada Revised Statutes. In general, this statute prohibits a publicly held Nevada corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became in interested stockholder, unless the business combination or the transaction by which the person became an interested stockholder is approved by the corporation's board of directors and/or stockholders in a prescribed manner, or the person owns at least 85% of the corporation's outstanding voting stock after giving effect to the transaction in which the person became an interested stockholder. The term "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 10% or more of the corporation's voting stock. A Nevada corporation may "opt out" from the application of Section 78.411 et seq. through a provision in its articles of incorporation or bylaws. We have not "opted out" from the application of this section.

        Apart from Nevada law, however, our articles of incorporation and bylaws do not contain any provisions which are sometimes associated with inhibiting a change of control from occurring (i.e., we do not provide for a staggered board, or for "super-majority" votes on major corporate issues).

Transfer Agent and Registrar

        Our transfer agent and registrar for our common stock is Corporate Stock Transfer, Inc., Denver, Colorado.

SHARES ELIGIBLE FOR FUTURE SALE

        As of June 18, 2004, we had 32,520,165 shares of common stock outstanding held by approximately 165 shareholders. We are unable to estimate the number of shares that may be sold in the future by our existing shareholders or the effect, if any, that sales of shares by such shareholders, or the availability of the shares for sale, will have on the market price of the common stock prevailing from time to time. Sales of substantial amounts of our common stock in the public market would likely adversely affect prevailing market prices.

        For purposes of Rule 144, "affiliates", include any person that, directly or indirectly through one or more intermediaries, controls, or is controlled by or is under common control with, us. In general, under Rule 144, a shareholder including an "affiliate," who has beneficially owned our shares for at least one year is entitled to sell, within any three-month period, a number of "restricted" shares that does not exceed the greater of:

  •
  one percent of the then outstanding shares of our common stock (or approximately 325,200 shares); or

  •
  the average weekly trading volume in our common stock during the four calendar weeks preceding the filing of the notice reporting the sale.

        Sales under Rule 144 are subject to manner of sale limitations, notice requirements and the availability of current public information about us. Rule 144 (k) provides that a person who is not deemed our "affiliate" and who has beneficially owned our shares for at least two years is entitled to sell such shares at any time under Rule 144 without regard to the limitations described above.

        As of June 18, 2004 we had options outstanding in respect of 2,883,250 shares of our common stock under our 2003 Stock Incentive Plan. Of this amount, options in respect of 1,890,750 shares are presently exercisable at $1.00 per share, and the remaining options are exercisable over three to four years at an exercise price of $1.00 per share. In addition, we have options outside of our 2003 Incentive Stock Plan in respect of 4,646,000 shares exercisable at prices between $.50 and $1.00 per share in varying amounts over the next several years. The outstanding warrants to purchase 2,172,109 shares of our common stock are exercisable until April 15, 2009, at $.30 per share.

        In total, we have options and warrants outstanding with respect to 9,701,359 shares of our common stock with an average exercise price of $.67. All of the outstanding warrants (in respect of 2,172,109 shares of our common stock) and the shares underlying the warrants are being registered for resale by this prospectus.

        Sales of substantial amounts of our common stock in the open market, including shares issued upon the exercise of our outstanding options and warrants to purchase our common stock, or the perception that those sales could occur, could adversely affect prevailing market prices and could impair our ability to raise capital in the future through the sale of our equity securities.

        Our officers and directors, other than Mr. DiGiandomenico, and certain shareholders who prior to March 2004, owned 5% or more of our outstanding common stock have agreed, pursuant to lock-up agreements relating to the transfer of shares of our common stock, that they will not sell, transfer, hypothecate or convey any of the 20,578,517 shares of common stock that they now are deemed to beneficially own or shares of our common stock underlying derivative securities they currently own, by registration or otherwise, for a period of 90 days from the date of this prospectus, without the prior written consent of MDB Capital Group, LLC ("MDB"). MDB has informed us that it has no current intentions of releasing any shares subject to the lock-up agreements.

        There are 4,000,000 shares that have been authorized to be issued pursuant to our 2003 Stock Incentive Plan. We may file a registration statement on Form S-8 covering the shares of common stock issuable under our 2003 Stock Incentive Plan, thus permitting the resale of these shares in the public market without restriction under the Securities Act other than restrictions applicable to affiliates.

LEGAL MATTERS

        The validity of the common stock will be passed upon for us by Lohf Shaiman Jacobs Hyman & Feiger PC, Denver, Colorado. This firm owns 567,184 shares of our common stock and has an option to purchase 250,000 shares of common stock fully exercisable until June 2008, at $1.00 per share.

EXPERTS

        Our balance sheet as of December 31, 2002, and the related statements of operations, shareholders' equity (deficit), and cash flows for the year ended December 31, 2002, included in this prospectus have been audited by Spicer Jeffries LLP, independent auditors, as stated in their report appearing in this prospectus, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        Our balance sheet as of December 31, 2003, and the related statements of operations, shareholders' equity (deficit), and cash flows for the year ended December 31, 2003, included in this prospectus have been audited by Staley Okada & Partners, independent auditors, as stated in their report appearing in this prospectus, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed a registration statement on Form SB-2 with the Securities and Exchange Commission with respect to the common stock offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us, and the securities offered by this prospectus, reference is made to the registration statement, including the exhibits to the registration statement. Statements contained in this prospectus concerning the provisions of such documents are not necessarily complete and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in its entirety by such reference.

        We file periodic reports, proxy statements, and other information with the Securities and Exchange Commission. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. Our filings, including the registration statement and the exhibits filed with the registration statement, are available through the Commission's website at the following address: http://www.sec.gov. You may also inspect and copy these materials at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 75 Park Place, Room 1400, New York, New York 10007. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street N.W., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the Commission at 1-800-SEC-0330.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL DISCLOSURE

        On August 12, 2003, Ehrhardt Keefe Steiner & Hottman PC, was replaced as our independent accountant effective upon completion of its review prior to the reverse merger of Instanet, Inc., financial statements for the year ended December 31, 2002, and Spicer Jeffries LLP ("Spicer"), was appointed as our new independent accountant. The board of directors approved the appointment on August 13, 2003.

        On March 19, 2004, Spicer resigned as our principal independent accountants and Staley Okada & Partners ("Staley") was appointed as the principal independent accountants to replace Spicer for the year ending December 31, 2003. Spicer resigned due to its inability to obtain professional liability insurance coverage for public reporting companies. Our Audit Committee of our board of directors recommended the nomination of Staley as our new independent accountants to the board of directors and the appointment was approved by the board of directors on March 24, 2004.

        We have never had any disagreements with any of our independent auditors regarding accounting or financial disclosure matters.

INDEPENDENT AUDITORS' REPORT

To the board of directors
VitaCube Systems Holdings, Inc. and Subsidiaries

        We have audited the accompanying balance sheet of VitaCube Systems Holdings, Inc. and Subsidiaries as of December 31, 2003, and the related statements of operations, changes in shareholders' deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VitaCube Systems Holdings, Inc. and Subsidiaries as of December 31, 2003, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

        The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company has incurred a net loss of $2,084,982 for the year ended December 31, 2003 and has incurred net losses since inception. In addition, at December 31, 2003, current liabilities exceed current assets by $1,056,203. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability of and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

/s/ STALEY OKADA & PARTNERS

Vancouver, Canada
March 22, 2004

INDEPENDENT AUDITORS' REPORT

To the board of directors
VitaCube Systems Holdings, Inc. (formerly VitaCube Systems, Inc.)

        We have audited the accompanying balance sheet of VitaCube Systems Holdings, Inc. as of December 31, 2002, and the related statements of operations, changes in shareholders' deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VitaCube Systems Holdings, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ SPICER JEFFRIES LLP

Greenwood Village, Colorado
February 12, 2003

VITACUBE SYSTEMS HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

FOR THE YEARS ENDING DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS
Current Assets
Cash	$7,963	$28,673
Accounts receivable, net of allowance $1,796	5,012	79,892
Inventory, net of allowance $31,782	286,037	527,055
Other	55,477	27,550

Total Current Assets	354,489	663,170
Intangible assets, net	43,352	56,038
Property and equipment, net	167,271	246,472

	$565,112	$965,680

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current Liabilities
Accounts payable and accrued expenses	$953,152	$511,020
Due to shareholder	110,040	13,442
Related party bridge loan	200,000	200,000
Bridge loan	147,500	300,000

Total Current Liabilities	1,410,692	1,024,462

Long term subordinated loans	1,635,861	1,635,861

SHAREHOLDERS' DEFICIT
Preferred stock, authorized 5,000,000 shares, $.001 par value, none issued or outstanding	—	—
Common stock, authorized 50,000,000 shares, $.001 par, 16,205,000 and 13,310,087 issued and outstanding respectively	16,205	13,310
Additional paid in capital	2,370,759	1,075,470
Deficit	(4,868,405)	(2,783,423)

	(2,481,441)	(1,694,643)

	$565,112	$965,680

VITACUBE SYSTEMS HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDING DECEMBER 31, 2003 AND 2002

	2003	2002
REVENUE:
Sales	$1,238,652	$1,010,300
Less: sales discounts	(25,590)	(26,743)

Net sales	1,213,062	983,557
COST OF GOODS SOLD	(414,230)	(291,132)

Gross Profit	798,832	692,425

Selling and marketing expenses	1,273,361	1,353,335
General and administrative expenses	1,303,025	617,457
Research and development expenses	—	88,456
Depreciation and amortization	82,353	82,106

Total operating expenses	2,658,739	2,141,354

Net loss from operations	(1,859,907)	(1,448,929)
Interest Expense	(225,075)	(156,928)

NET LOSS	$(2,084,982)	$(1,605,857)

PRIMARY AND FULLY DILUTED NET LOSS PER SHARE	$(.141)	$(.085)

WEIGHTED AVERAGE SHARES OUTSTANDING	14,765,515	18,932,283

VITACUBE SYSTEMS HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF

CHANGES IN SHAREHOLDERS' DEFICIT

FOR THE YEARS ENDING DECEMBER 31, 2003 AND 2002

	Common Stock
			Additional Paid In Capital
	Shares	Amount		Deficit
Balances, December 31, 2001 (as restated see Note 1)	24,554,479	$24,554	$575,446	$(1,177,566)
Common stock converted to subordinated loan	(10,659,762)	(10,660)	(289,340)	—
Cancellation of shares	(584,630)	(584)	584	—
Conversion of shareholder advances to capital (Note 6)	—	—	788,780	—
Net loss	—	—	—	(1,605,857)

Balances, December 31, 2002	13,310,087	13,310	1,075,470	(2,783,423)
Issuance of common stock for services	261,913	262	66,939	—
Common stock issued in private placement, net of offering costs of $44,381	1,010,000	1,010	964,609	—
Shares issued in connection with reverse acquisition	1,508,000	1,508	27,292	—
Bridge loans converted to common stock	115,000	115	114,885	—
Stock based compensation	—	—	71,564	—
Beneficial conversion interest	—	—	50,000	—
Net loss	—	—	—	(2,084,982)

Balances, December 31, 2003	16,205,000	$16,205	$2,370,759	$(4,868,405)

VITACUBE SYSTEMS HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDING DECEMBER 31, 2003 AND 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIS:
Net Loss	$(2,084,982)	$(1,605,857)
Add: Depreciation and amortization	82,353	82,106
Add: Beneficial conversion interest	50,000
Stock and stock options issued for services	138,765	—
Provision for obsolete inventory	211,745	—
Provision for allowance for doubtful accounts	1,796	—
Interest forgiven on loans	(7,240)	—
Decrease (increase) in accounts receivable	73,084	(65,999)
Decrease (increase) in inventory	29,273	(107,746)
Decrease (increase) in other assets	(27,927)	23,418
Increase in accounts payable and accrued expenses	284,297	327,628
Increase in accrued interest	175,075	41,085

Net cash used in operating activities	(1,073,761)	(1,305,365)

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease (increase) in intangible assets	9,534	(33,884)
Purchase of property and equipment	—	(2,845)

Net cash (used in) provided by investing activities	9,534	(36,729)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase advance from shareholder	96,598	861,531
Payments on bridge loans	(172,500)	—
Proceeds from bridge loans	125,000	300,000
Proceeds from related party bridge loan	—	200,000
Issuance of common stock, net of offering costs of $44,381	965,619	—
Acquisition of VitaCube Systems, Inc., net of cash received	28,800	—

Net cash provided by financing activities	1,043,517	1,361,531

NET INCREASE (DECREASE) IN CASH	(20,710)	19,437
CASH, BEGINNING OF YEAR	28,673	9,236

CASH, END OF YEAR	$7,963	$28,673

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINACING ACTIVITIES:
Shareholder advances converted to subordinated note	$—	$1,635,861

Shareholder advances converted to common stock	$—	$788,780

Bridge loans and interest converted to common stock	$115,000	$—

Interest on shareholder notes added to principal	$—	$159,547

Stock and stock options issued for services	$138,765	$—

Interest and debt forgiveness	$12,240	$—

VITACUBE SYSTEMS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2003 AND 2002

NOTE 1—ORGANIZATION, OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

        VitaCube Systems Holdings, Inc., formerly Instanet, Inc., a Nevada corporation, ("VSHI" or the "Company") was incorporated in January 2001. On September 8, 2003, the Company changed its name from Instanet, Inc. to VitaCube Systems Holdings, Inc. Prior to March 2003, the Company was organized to exploit an agency agreement with an outside company for the purpose of providing market extensions, including on the Internet, for an electronic cash transmission system. The Company had no revenue from operations since inception and was considered a development stage company. In March 2003, the Company abandoned its business plan and sought to find an operating company with whom to combine.

        On June 20, 2003, VSHI acquired VitaCube Systems, Inc. ("VitaCube"), a Colorado corporation, incorporated in October 2000, in a stock-for-stock exchange. The acquisition was accomplished through the exchange of all of the outstanding shares of VitaCube for 13,572,000 common shares of VSHI, then representing a controlling interest in VSHI. The acquisition of VitaCube by VSHI is considered a reverse acquisition and accounted for under the purchase method of accounting. Under reverse acquisition accounting, VitaCube is considered the acquirer for accounting and financial purposes, acquiring the assets and assuming the liabilities of VSHI. Assets acquired and liabilities assumed are reported at their historical cost, and no adjustments were required to the carrying values since management considers the historical cost to approximate fair value. The accompanying financial statements as of December 31, 2003, include the accounts of VitaCube since inception (October, 2000) and the accounts of VSHI since June 20, 2003. All significant inter-company accounts and transactions have been eliminated in consolidation.

        In connection with the reverse acquisition, all historical common share amounts of VitaCube have been retroactively restated to reflect the capital structure of VSHI in connection with reverse acquisition mentioned above.

        VSHI operates, develops, markets and sells a line of nutrition and sports supplement products, consisting of vitamins, minerals, amino acids and proteins. Its vitamin/mineral complexes are organized into systems of nutrition called VitaCubes that explicitly tell the consumer what supplements to take and when to take them, making these products easy to use. The Company has also developed a high-quality meal replacement beverage called the VitaPro Nutrition Shake.

        During the last 6 months ending December 31, 2003, the Company has changed its focus to network marketing. Network marketing is conducted through VitaCube Network Inc., a wholly owned Colorado corporation, formed on July 9, 2003. The network marketing program consists of independent distributors establishing a network of people buying our products and developing a network of like-minded distributors underneath them. Qualified distributors then earn commissions based upon their sales and sales of distributors underneath them.

Going Concern

        The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplates continuation of the Company as a going concern. The Company has incurred a net loss of $2,084,982 for the year ended December 31, 2003 and has accumulated a shareholders' deficit of $4,868,405.

        In view of these matters, realization of a significant portion of the assets in the accompanying balance sheet is dependent on the continued operations of the Company, which in turn is dependent on the success of future profitable operations. The Company has been developing awareness of its product and has recently implemented a marketing plan to sell their products through an independent network of distributors. However, the Company is relying on additional capital raised through private placement of its securities to continue operations as it develops its distributor and customer base. Within time, management believes that demand for its products will develop to allow the Company to become profitable.

Cash Equivalents

        All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents.

Accounts Receivable

        The Company uses the allowance method in accounting for bad debts. At December 31, 2003, the Company has recorded a net allowance of $1,796 to encompass both uncollectible receivables and an allowance for return products.

Property and Equipment

        The Company provides for depreciation of property and equipment using the straight-line method of depreciation based on estimated useful lives of between three and ten years.

Revenue Recognition

        The Company ships its products by common carrier and receives its product sales price in the form of cash, credit card or approved credit terms. The Company offers a 30-day money back guarantee on initial orders to new customers and historically averages less than 3% in credits for returned or unsold products. Sales discounts include discounts provided to professional athletes, resellers, and other customers to promote and increase sales of the Company's products. Sales revenue and related discounts, volume incentives and estimated returns are recorded when the merchandise is shipped since performance by the Company is considered met when products are in the hands of the common carrier. Amounts received for unshipped merchandise are recorded as customer deposits and are included in accrued liabilities.

Long-Lived Assets

        The Company reviews its long-lived assets for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted net cash flows estimated to be generated by the asset.

Inventory

        Inventory is stated at the lower of cost or market on a FIFO (first-in first-out) basis. Provision is made to reduce excess or obsolete inventory to the estimated net realizable value. The Company purchases vitamins, packages them, and resells them in various forms and containers.

        Inventory is comprised of the following:

	December 31, 2003	December 31, 2002
Raw materials	$36,854	$389,849
Finished goods	280,965	137,206
Provision for obsolete inventory	(31,782)	0

	$286,037	$527,055

        Summary of the Company's inventory allowance for the year ended December 31, 2003 is as follows:

Balance as of January 1, 2003	$0
Addition to Allowance	209,678
Write off for obsolete	(177,896)

Balance as of December 31, 2003	$31,782

Advertising Costs

        Advertising and marketing costs were $405,254 and $601,597 for the year ended December 31, 2003 and 2002, respectively and are expensed as incurred.

Intangible Assets

        The Company's intangible assets are being amortized over their estimated life of 15 years.

Income Taxes

        Prior to January 1, 2003, VitaCube had elected to be treated under Subchapter S of the Internal Revenue Code. Accordingly, in lieu of corporation income taxes, the shareholders were taxed on the Company's taxable income, whether or not distributed. VitaCube terminated its "S" election on January 1, 2003. Any losses prior to that date were allocated to the shareholders and may not be used by the Company after January 1, 2003. For the year ended December 31, 2003, VSHI will be taxed as a C Corporation.

        The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from these estimates.

Stock-Based Compensation

        The Company has adopted the disclosure-only provisions of SFAS NO. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), and applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related interpretations in accounting for stock options granted to employees.

        The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of SFAS 123 and the emerging issues task force consensus in issue No. 96-18 ("EITF 96-18"), "Accounting for Equity Instruments that are issued to Other Than Employees for Acquiring or in Conjunction with Selling Goods or Services".

Net Loss Per Share

        Earnings per share requires presentation of both basic earnings per common share and diluted earnings per common share. Since the Company has a net loss for all periods presented since inception, any common stock equivalents would not be included in the weighted average calculation since their effect would be anti-dilutive.

        Weighted average shares include the historical common shares outstanding of VitaCube since inception (after taking into effect the share exchange with VSHI), and VSHI since December 31, 2003.

Fair Value of Financial Instruments

        Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts that approximate fair value. Estimates of fair value are made at a specific point in time, based on relative market information and information about each financial instrument, specifically, the value of the underlying financial instrument. Assets that are recorded at fair value consist largely of short-term receivables and other assets, which are carried at contracted amounts that approximate fair value. Similarly, the Company's liabilities consist primarily of short term liabilities recorded at contracted amounts that approximate fair value.

Reclassifications

        Certain prior year amounts have been reclassified to conform to the current year presentation.

Recent Accounting Pronouncements

        In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which requires that, for guarantees within the scope of FIN 45 issued or amended after December 31, 2002, a liability for the fair value of the obligation undertaken in issuing the guarantee be recognized. FIN 45 does not apply to certain guarantee contracts, such as for a lessee's residual value guarantee embedded in a capital lease. FIN 45 also requires additional disclosures in financial statements for periods ending after December 15, 2002, which we have adopted. However, as of September 30, 2003, the Company believes that, other than product warranty, it has no material items subject to the new disclosure requirements.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("SFAS No. 148"), which (i) amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based compensation; (ii) amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation; and (iii) amends APB Opinion No. 28, "Interim Financial Reporting," to require disclosure about those effects in interim financial information. Items (ii) and (iii) of the new requirements in SFAS No. 148 are effective for financial statements for fiscal years ending after December 15, 2002. We have included the disclosure requirements of item (ii) and (iii) in the Summary of Significant Accounting Policies.

        In May 2003, SFAS 150 "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity", was issued. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Generally, a financial instrument, whether in the form of shares or otherwise, that is mandatorily redeemable, i.e. that embodies an unconditional obligation requiring the issuer to redeem it by transferring its shares or assets at a specified or determinable date (or dates) or upon an event that is certain to occur, must be classified as a liability (or asset in some circumstances). In some cases, a financial instrument that is conditionally redeemable may also be subject to the same treatment. This Statement does not apply to features that are embedded in a financial instrument that is not a derivative (as defined) in its entirety. For public entities, this Statement is effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS 150 did not effect the Company's financial position or results of operations.

NOTE 2—SHAREHOLDERS' EQUITY

        The authorized capital stock of the Company consists of 50,000,000 shares of common stock at $.001 par value and 5,000,000 shares of preferred stock at $.001 par value. The holders of the common stock are entitled to receive, when and as declared by the board of directors, dividends payable either in cash, in property or in shares of the common stock of the Company. Dividends have no cumulative rights and dividends will not accumulate if the board of directors does not declare such dividends. Through December 31, 2003, no dividends have been declared or paid by the Company.

        In January 2003, VitaCube issued 67,201 (261,913 common shares after the reverse acquisition) shares of common stock at $1.00 per share to certain individuals and entities as compensation.

        In June 2003, the Company converted bridge loans in the amount $115,000 to 115,000 shares of common stock at $1.00 per share.

        In connection with the Private Placement of securities for the period ended December 31, 2003, the Company sold 1,010,000 shares of common stock for $1.00 per share.

        In addition, the Company granted options to purchase 120,000 shares of the Company's common stock in connection with obtaining debt financing. These options are not included in the Company's 2003 Stock Incentive Plan. The options are fully vested with an exercise price of $1.00 per share and are exercisable for up to 5 years (see "Note 9").

NOTE 3—STOCK OPTIONS

        During October 2002, the shareholders of VitaCube approved the 2002 Stock Incentive Plan (the "Plan"), a stock option plan that includes incentive and non-qualified stock options and restricted stock. The aggregate number of shares of common stock that could be granted by VitaCube pursuant to the Plan was not to exceed a maximum of 1,500,000 shares of VitaCube stock during the period of the Plan, which became effective as of January 1, 2002.

        The Plan provided that with respect to incentive stock options ("ISO") the option price per share must be at least the fair market value (as determined by the Compensation Committee or, in lieu thereof, the board of directors) of the common stock on the date the stock option is granted or based on daily quotes from an exchange or quotation system designated by the Compensation Committee as the primary market for the shares. Under the Plan, an ISO is granted to an employee who owned more than 10% of the total combined voting power of all classes of stock of VitaCube or any of its subsidiaries, then the option price must be at least 110% of the fair market value of the stock subject to the option, and the term of the option must not exceed 5 years from the date of grant. Under the Plan, if for any reason, a change in control of VitaCube occurred, all shares subject to the Plan immediately become vested and exercisable.

        In June 2003, in connection with the reverse acquisition, the Plan was reconstituted through the Company's adoption of a new stock option plan (the "2003 Plan"), with the same terms and conditions as the VitaCube Plan, except for an increase in the number of shares to be granted under the 2003 Plan, to 4,000,000 shares of common stock of VSHI. This modification in substance is treated as though the Company exchanged newly issued options with an exercise price of $1.00 per share for the options that had been issued under the VitaCube Plan, with the Company incurring additional compensation cost for the incremental increase in value, if any, received by the option recipients under the 2003 Plan. For vested options, the compensation cost is the excess of the value of the modified options over the original options and is recognized in the current period. Under the 2003 Plan, non-vested options are measured similarly, though the excess value, if any, is amortized over the remaining vesting period. As a result of this modification, additional compensation cost was recognized for the year ended December 31, 2003, as reflected below.

        A summary of the status of the Company's 2003 Plan for the years ended December 31, 2003 and 2002, together with changes during each of the years then ended, is presented in the following table:

2003 Stock Incentive Plan

	Qualified Options	Non-qualified Options	Exercise Total	Exercise Price Range	Weighted Average Price
Balances, January 1, 2002	0	0	0	$—	$—
Granted	647,500	367,750	1,015,250	$2.00-$5.00	$2.00-$5.00
Forfeited	0	0	0	$—	$—

Balances, December 31, 2002	647,500	367,750	1,015,250	$2.00-$5.00	$2.00-$5.00

Balances, December 31, 2002, as modified	647,500	367,750	1,015,250	$1.00	$1.00
Granted	190,000	1,788,000	1,978,000	$1.00	$1.00
Forfeited	181,875	60,000	241,875	$1.00	$1.00

Balances, December 31, 2003	655,625	2,095,750	2,751,375	$1.00	$1.00

Number of options exercisable At December 31, 2003	390,625	1,599,500	1,990,125	$1.00	$1.00

        The following table sets forth the exercise price range, number of shares, weighted average exercise price and remaining contractual lives at December 31, 2003:

	Outstanding			Exercisable
Exercise Prices	Number of Outstanding	Weighted Average Exercise Price	Weighted Average Contractual Life (months)	Number of Shares Exercisable	Weighted Average Exercise Price
1.00	2,151,375	$1.00	56.6	1,840,125	$1.00
1.00	600,000	$1.00	114	150,000	$1.00

	2,751,375			1,990,125

        At December 31, 2003, 1,248,625 share options were available for future grant under the 2003 Plan.

        Had the Company measured compensation cost based on the fair value of the options at the grant date at December 31, 2003 and 2002 consistent with the method prescribed by SFAS 123, the Company's net loss and loss per common share would have been increased to the pro forma amounts indicated below:

	December 31, 2003	December 31, 2002
Net loss, as reported	$(2,084,982)	$(1,605,857)
Add: Stock-based compensation expense included in reported net income, net of related tax effects	138,765	—
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(172,667)	—

Pro forma net loss	$(2,118,884)	$(1,605,857)

Earnings per share:
Basic and diluted earnings (loss) per common share
As reported	(.141)	(.085)
Pro forma	(.143)	(.085)

        The fair value of each option grant was estimated at the date of the grant using the Black-Scholes option pricing model with the following assumptions for 2002 and 2003: risk-free interest rate of 1.74% and a range between 3.18%-3.29%, respectively; no dividend yield; expected life of 5 years; and volatility of 0% and a range between 0.37%-0.38%, respectively.

        During the initial phase-in period of applying SFAS 123 for pro forma disclosure purposes, the results may not be representative of the effects on reported net income (loss) for future years because options vest over several years and additional grants generally are made each year.

NOTE 4—PROPERTY AND EQUIPMENT

        Property and equipment consisted of the following:

	December 31, 2003	December 31, 2002
Furniture & fixtures	$50,963	$50,963
Office equipment	6,815	6,815
Software	175,649	175,649
Leasehold improvements	121,605	121,605

	355,032	355,032
Accumulated depreciation	(187,761)	(108,560)

	$167,271	$246,472

NOTE 5—INTANGIBLE ASSETS

        The Company has incurred costs to patent its "VitaCube" delivery system, which it uses to package its vitamins, and trademark its supplements and specific marketing nomenclature. Patents and trademarks are being amortized over a period of 15 years, at approximately $3,338 per year. The Company elected to abandon its pursuit of patenting its "VitaCube" delivery system on January 21, 2004.

        Patents and trademarks are comprised of the following:

	December 31, 2003	December 31, 2002
Patents and trademarks*	$50,052	$59,586
Accumulated amortization	(6,700)	(3,548)

	$43,352	$56,038

        During the year ended December 31, 2003, certain amounts that were previous capitalized were charged to expense that approximated $9,534.

NOTE 6—DUE TO SHAREHOLDERS AND SHAREHOLDER SUBORDINATED LOANS

        Two of VitaCube's shareholders advanced monies to VitaCube, totaling $1,276,552 as of December 31, 2001. Additional advances were made during 2002. Promissory notes for the advances were due on demand and earned interest at 8%. As of December 31, 2001, accrued interest on these advances amounted to $73,621. During the year ended December 31, 2002, one of the shareholders converted $788,780 of advances made by him into equity in VitaCube and $300,000 of subordinated promissory notes. In addition, during 2002, the other shareholder converted all of his advances and accrued interest and returned 584,630 shares of his VitaCube stock for a subordinated promissory note in the amount of $1,335,861. The notes to both shareholders ("Notes") bear interest at 8% per annum with principal and interest payable from a total of 25% of adjusted quarterly net income (as defined). The notes, if not satisfied in five years, will be due on June 30, 2007 and September 30, 2007, respectively. Accrued interest on these notes at the year ended December 31, 2002 and 2003 were $70,677 and $194,490, respectively.

        In addition, the Company's Chief Executive Officer advanced the Company $110,040 as of the year ended December 31, 2003. This loan is due upon demand and accrues interest at the rate of 10% per annum. Accrued interest on this loan was $6,776 as of December 31, 2003.

NOTE 7—INCOME TAXES

        As of December 31, 2003, the Company had approximately $1,890,000 in pretax federal and state net operating loss carryforwards, expiring through 2023.

        The Company provides for deferred taxes arising from temporary differences in the book and tax carrying amounts of assets and liabilities. Temporary differences arise primarily from differences in reporting stock based compensation.

        The deferred tax assets that result from such operating loss carryforwards and temporary differences of approximately $753,000 at December 31, 2003, have been fully reserved for in the accompanying consolidated financial statements as follows. For the year ended December 31, 2003, the valuation allowance established against the deferred tax assets increased by $753,000.

Year Ended December 31, 2003
Deferred tax liabilities	$—
Deferred tax assets:
Net operating loss deductions	$701,000
Stock based compensation	52,000

Total deferred tax assets	753,000
Valuation allowance	(753,000)

$—

        Reconciliation of the differences between the statutory tax rate and the effective tax rate is as follows:

Year Ended December 31, 2003
Federal statutory tax (benefit) rate	(34.00)%
State taxes, net of federal tax (benefit) rate	(3.06)%

Effective tax rate	(37.06)%
Valuation allowance	(37.06)%

Effective income tax rate	—

NOTE 8—COMMITMENTS AND CONTINGENCIES

        The Company leases office space from a related party. Minimum future rentals at December 31, 2003, under this agreement approximate:

December 31,
2004	$18,000

Total	$18,000

        Rent expense was $42,000 and $46,800 for the years ended December 31, 2003 and 2002, respectively. Effective July 1, 2003, the Company renegotiated the lease for its office space from $6,000.00 to $3,000.00 per month.

        On June 1, 2003, the Company relocated its bulk storage from a related party warehouse to a third party warehouse on a month-to-month basis with charges dependent upon activity and space utilized.

NOTE 8—COMMITMENTS AND CONTINGENCIES

        In addition, the company has various operating leases for vehicles and other equipment that range from 3 to 4 years in length. Future minimum payments under these leases consisted of the following at December 31, 2003:

December 31,
2004	$45,194
2005	37,289
2006	29,485
2007	9,581

Total	$121,549

        Rental expenses on the above operating leases were $35,374 and $24,961 for the years ended December 31, 2003 and 2002, respectively.

NOTE 9—BRIDGE LOANS AND NOTE PAYABLES

        During the year ended December 31, 2002, VitaCube obtained bridge financing from two unrelated persons totaling $300,000, bearing interest at 10%, payable one year from the date received. In addition, the Company's Chief Executive Officer and major shareholder advanced $200,000 of bridge loan financing as of December 31, 2002. During the year ended December 31, 2003, VSHI obtained additional bridge financing from an unrelated entity totaling $25,000. In connection with the share exchange, the last bridge loan lender agreed to convert his $25,000 note into 25,000 shares of the Company's common stock (at $1.00 per share) under the Company's Private Placement. In connection with this transaction, accrued interest of $1,130 was waived. In addition, a second bridge lender agreed to convert $75,000 of the principal amount and $15,000 of accrued interest due him for 90,000 shares of the Company's common stock (at $1.00 per share) under the Company's Private Placement, waiving $3,466 of additional accrued interest and modifying the terms and due date of this note of which the Company's president and major shareholder personally guaranteed. Also, another bridge loan lender forgave $5,000 of the principal amount of his bridge loan and $2,644 of accrued interest in exchange for a modification of the due date. As of December 31, 2003, the Company prepaid $172,500 of the outstanding bridge loan financing.

        During October 2003, the Company borrowed $50,000 from an unrelated party, which was evidenced by a promissory note. As part of the consideration for the loan, the Company granted an option to purchase 10,000 shares of its common stock at $1.00 per share, which option was fully vested and exercisable for 5 years. This option was not part of the Company's Incentive Stock Option Plan. The promissory note provided for interest at 18% per annum and was due 30 days after the loan was funded. The note further provided that, in event the note was not duly paid, the holder of note was entitled to (i) an additional option to purchase 100,000 shares of the Company's common stock at $1.00 per share (with this option having the same terms as the option for 10,000 shares) and (ii) convert the note into shares of the Company's common stock at a price of $0.50 per share. This note was not paid when due so, in December 2003, the holder was granted the second option to purchase 100,000 shares of the Company's common stock at $1.00 per share, and in 2004 the note was converted into 100,000 shares of common stock. In connection with this transaction the Company recorded interest of $50,000 related to the beneficial conversion features embedded in the note.

        In December 2003, the Company borrowed an additional $50,000 from another unrelated party. The terms of this note were the same as the loan made by the Company in October 2003. An option to purchase 10,000 shares of the Company's common stock at $1.00 per share was granted as partial consideration for this loan. When this $50,000 was not paid in January 2004 the note holder was granted a second option to purchase 100,000 shares of the Company's common stock at $1.00 per share, and the note was converted into 100,000 shares of the Company's common stock. Also in January 2004, in connection with this transaction the Company recorded interest of $50,000 related to the beneficial conversion features embedded in the note.

        At December 31, 2003, there was $2,244 of accrued interest with respect to these two notes, which was extinguished when the notes were converted into common stock.

NOTE 10—SUBSEQUENT EVENTS TO THE BALANCE SHEET DATE

        During January 2004, additional debt financing was provided to the Company by multiple unrelated parties, in the total principal amount of $205,000. This financing was evidenced by promissory notes and have the same terms and conditions as the two promissory notes executed in October and December 2003. In connection with the January financing, the Company granted options to purchase a total of 81,000 shares of the Company's common stock at $0.50 per share. When the January notes were not paid when due, options to purchase an additional 155,000 shares of the Company's common stock at $0.50 per share were granted to the various note holders, and the notes were all converted into a total of 410,000 shares of the Company's common stock. In connection with this transaction the Company recorded interest of $205,000 related to the beneficial conversion features embedded in the note.

        On January 27, 2004, the Company sold 29,980 shares in connection with the Private Placement of securities at $1.00 per share.

        On January 31, 2004, the Company closed the Private Placement of securities, issuing a total of 1,039,980 shares of the Company's common stock at per share price of $1.00.

        During February 2004, the note holders elected to exercise the conversion terms for all of the outstanding promissory notes issued in November 2003, December 2003 and January 2004. As per the conversion terms 610,000 shares of the Company's Common Stock at $0.50 per share were issued and 200,000 shares of stock options were granted at $1.00 per share and 155,000 shares of stock options were granted at $0.50 per share. All of the stock options are fully vested and are exercisable over 5 years. All parties waived all accrued interest on the promissory notes.

VITACUBE SYSTEMS HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31, 2004	December 31, 2003
	(Unaudited)
ASSETS
Current Assets:
Cash	$1,959,677	$7,963
Accounts receivable, net of allowance $1,650	5,814	5,012
Inventory, net of allowance $28,771	258,939	286,037
Other	38,093	55,477

Total current assets	2,262,523	354,489
Intangible assets, net (Note 4)	42,518	43,352
Property and equipment, net (Note 3)	147,480	167,271

Total assets	$2,452,521	$565,112

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
Accounts payable and accrued expenses	$507,763	$953,152
Due to shareholder (Note 5)	—	110,040
Related party bridge loan (Note 7)	—	200,000
Bridge loan (Note 7)	45,000	147,500

Total current liabilities	552,763	1,410,692

Long term subordinated loans (Note 5)	—	1,635,861
COMMITMENTS (Note 6)
SHAREHOLDERS' EQUITY (DEFICIT) (Note 2):
Preferred stock, authorized 5,000,000 shares, $.001 par value, none issued or outstanding	—	—
Common stock, authorized 50,000,000 shares, $.001 par, 31,823,493 and 16,205,000 issued and outstanding respectively	31,823	16,205
Additional paid in capital	7,438,691	2,370,759
Accumulated deficit	(5,570,756)	(4,868,405)

Total shareholders' equity (deficit)	1,899,758	(2,481,441)

Total liabilities and shareholders' equity (deficit)	$2,452,521	$565,112

The accompanying notes are an integral part of these consolidated financial statements

VITACUBE SYSTEMS HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

Three Months Ended March 31, 2004 and 2003

	For the Three Months Ended March 31, 2004	For the Three Months Ended March 31, 2003
Net Sales	$174,372	$412,860
Cost of goods sold	48,596	156,558

Gross Profit	125,776	256,302

Operating expenses:
Selling and marketing expenses	162,799	414,274
General and administrative expenses	343,831	286,882
Depreciation and amortization	20,625	20,790

Total operating expenses	527,255	721,946

Net loss from operations	(401,479)	(465,644)

Interest Expense	(300,872)	(45,020)

Net Loss	$(702,351)	$(510,664)

Net loss per common share
Basic and diluted net loss per share	$(.042)	$(.038)

Weighted average common shares outstanding	16,636,858	13,572,000

The accompanying notes are an integral part of these consolidated financial statements

VITACUBE SYSTEMS HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF
CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT) (Unaudited)

Three Months Ended March 31, 2004 and Year Ended December 31, 2003

	Common Stock
			Additional Paid In Capital
	Shares	Amount		Deficit
Balances, December 31, 2002	13,310,087	$13,310	$1,075,470	$(2,783,423)
Issuance of common stock for services	261,913	262	66,939	—
Common stock issued in private placement, net of offering costs of $44,381	1,010,000	1,010	964,609	—
Shares issued in connection with reverse acquisition	1,508,000	1,508	27,292	—
Bridge loans converted to common stock	115,000	115	114,885	—
Stock based compensation	—	—	71,564	—
Beneficial conversion interest	—	—	50,000	—
Net loss	—	—	—	(2,084,982)

Balances, December 31, 2003	16,205,000	$16,205	$2,370,759	$(4,868,405)

Issuance of common stock for services	333,333	333	99,667	—
Common stock issued in private placement	29,980	30	29,950	—
Bridge loan converted to common stock	749,953	750	224,236	—
Long term subordinated debt converted to common stock	6,205,477	6,205	1,855,438	—
Note Payables converted to common stock	610,000	610	304,390	—
Common stock issued in private placement into public entity, net of offering costs of $28,949	7,689,750	7,690	2,270,285	—
Stock based compensation	—	—	28,966	—
Beneficial conversion interest	—	—	255,000	—
Net loss	—	—	—	(702,351)

Balances, March 31, 2004 (unaudited)	31,823,493	$31,823	$7,438,691	$(5,570,756)

The accompanying notes are an integral part of these consolidated financial statements

VITACUBE SYSTEMS HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

Three Months Ended March 31, 2004 and 2003

	For the Three Months Ended March 31, 2004	For the Three Months Ended March 31, 2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(702,351)	$(510,664)
Adjustments to reconcile net loss to cash used in operating activities:
Add: Depreciation and amortization	20,625	20,790
Add: Beneficial conversion interest	255,000	—
Stock and stock options issued for services	128,966	67,201
Provision for obsolete inventory	(3,011)	—
Provision for allowance for doubtful accounts	(146)	—
Interest forgiven on loans	(8,964)	—
(Increase) decrease in accounts receivable	(656)	32,649
Decrease in inventory	30,109	18,850
Decrease in other assets	17,384	279
(Decrease) increase in accounts payable and accrued expenses	(221,877)	273,313
Increase (decrease) in accrued interest	45,872	45,020

Net cash used in operating activities	(439,049)	(52,562)

CASH FLOWS FROM INVESTING ACTIVITIES:
Increase in intangible assets	—	(939)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase due to shareholder	12,481	5,637
Payment due to shareholder	(132,173)	—
Payments on bridge loans	(2,500)	—
Proceeds from note payables	205,000	25,000
Issuance of common stock, net of offering costs of $28,949	2,307,955	—

Net cash provided by financing activities	2,390,763	30,637

NET INCREASE (DECREASE) IN CASH	1,951,714	(22,864)
CASH, BEGINNING OF PERIOD	7,963	28,673

CASH, END OF PERIOD	$1,959,677	$5,809

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Subordinated note and interest converted to common stock	$1,861,643	$—

Bridge loan and interest converted to common stock	$224,986	$—

Stock and stock options issued for services	$128,966	$67,201

Interest and debt forgiveness	$8,964	$—

Note Payables converted to common stock	$305,000	$—

The accompanying notes are an integral part of these consolidated financial statements

VITACUBE SYSTEMS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

1.     ORGANIZATION, OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

        VitaCube Systems Holdings, Inc. (the "Company") and its subsidiaries—VitaCube Systems, Inc. and VitaCube Network, Inc.—operate, develop, market and sell a line of nutrition and sports supplement products supported by customer education and a packaging delivery system intended to make those products convenient to use. Its vitamin/mineral complexes are organized into systems of nutrition called VitaCubes that explicitly tell the consumer what supplements to take and when to take them, making these products easy to use. The Company has also developed a high-quality meal replacement beverage called the VitaPro Nutrition Shake. The Company offers its products through a network marketing system of independent distributors.

        The Company has incurred losses since its inception and has an accumulated deficit of $5,570,756 at March 31, 2004. Operations have been financed primarily through issuance of common stock and loans from the Company's Chief Executive Officer and one of the Company's Directors.

Going Concern

        The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplates continuation of the Company as a going concern. The Company has incurred a net loss of $702,351 for the quarter ended March 31, 2004 and has an accumulated shareholders' deficit of $5,570,576.

        In view of these matters, realization of a significant portion of the assets in the accompanying balance sheet is dependent on the continued operations of the Company, which in turn is dependent on the success of future profitable operations. The Company has been developing awareness of its product and has recently implemented a marketing plan to sell its products through an independent network of distributors. Management believes that within time, through the development of its distributor and customer base, the demand for its products will develop and allow the Company to become profitable. However, management acknowledges that additional funding may be required to achieve profitability.

Use of Estimates in the Preparation of Financial Statements

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from these estimates.

Cash and Cash Equivalents

        For the purposes of reporting cash flows, the Company considers all cash and highly liquid investments with an original maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments

        Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts that approximate fair value. Estimates of fair value are made at a specific point in time, based on relative market information and information about each financial instrument, specifically, the value of the underlying financial instrument. Assets that are recorded at fair value consist largely of short-term receivables and other assets, which are carried at contracted amounts that approximate fair value. Similarly, the Company's liabilities consist primarily of short term liabilities recorded at contracted amounts that approximate fair value.

Concentration of Credit Risk

        The Company has no significant off-balance sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements. The Company maintains the majority of its cash balances with three financial institutions in the form of demand deposits and money market funds.

Accounts Receivable

        The Company uses the allowance method in accounting for bad debts. At March 31, 2004 the Company has recorded a net allowance of $1,650 to encompass both uncollectable receivables and an allowance for returned products.

Inventory

        Inventory is stated at the lower of cost or market on a FIFO (first-in first-out) basis. Provision is made to reduce excess or obsolete inventory to the estimated net realizable value. The Company purchases vitamins, packages them, and resells them in various forms and containers.

        Inventory is comprised of the following:

	March 31, 2004	December 31, 2003
Raw materials	$30,086	$36,854
Finished goods	257,624	280,965
Provision for obsolete inventory	(28,771)	(31,782)

	$258,939	$286,037

        Summary of the Company's inventory allowance for the period ended March 31, 2004 is as follows:

Balance as of January 1, 2004	$31,782
Recovery of obsolete inventory	(3,011)

Balance as of March 31, 2004	$28,771

Property and Equipment

        The Company provides for depreciation of property and equipment using the straight-line method of depreciation based on estimated useful lives of between three and ten years.

Long-Lived Assets

        The Company reviews its long-lived assets for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted net cash flows estimated to be generated by the asset.

Intangible Assets

        The Company's intangible assets are being amortized over their estimated life of 15 years.

Income Taxes

        Prior to January 1, 2003 VitaCube had elected to be treated under Subchapter S of the Internal Revenue Code. Accordingly, in lieu of corporation income taxes, the shareholders were taxed on the Company's taxable income, whether or not distributed. VitaCube terminated its "S" election on January 1, 2003. Any losses prior to that date were allocated to the shareholders and may not be used by the Company after January 1, 2003. For the year ended December 31, 2003 VitaCube will be taxed as a C Corfporation.

        The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

Advertising Costs

        Advertising and marketing costs for the quarter ended March 31, 2004 and 2003 were $58,958 and $197,194 respectively and are expensed as incurred.

Revenue Recognition

        The Company ships its products by common carrier and receives its product sales price in the form of cash, credit card or approved credit terms. The Company offers a 30-day money back guarantee on initial orders to new customers and historically averages less than 3% in credits for returned or unsold products. Sales discounts include discounts provided to professional athletes, resellers, and other customers to promote and increase sales of the Company's products. Sales revenue and related discounts, volume incentives and estimated returns are recorded when the merchandise is shipped since performance by the Company is considered met when products are in the hands of the common carrier. Amounts received for unshipped merchandise are recorded as customer deposits and are included in accrued liabilities.

Stock-Based Compensation

        The Company has adopted the disclosure-only provisions of SFAS NO. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), and applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related interpretations in accounting for stock options granted to employees.

        The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of SFAS 123 and the emerging issues task force consensus in issue No. 96-18 ("EITF 96-18"), "Accounting for Equity Instruments that are issued to Other Than Employees for Acquiring or in Conjunction with Selling Goods or Services".

        If the Company had accounted for its stock-based compensation plans to employees in accordance with SFAS 123, the Company's net income or loss and pro forma net income or loss per basic and diluted common share for the three months ended March 31, 2004 would have been reported as follows:

	Three Months Ended March 31, 2004	Year Ended December 31, 2003
Net loss, as reported	$(702,351)	$(2,084,982)
Add: Stock-based compensation expense included in reported net income, net of related tax effects	128,966	138,765
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(167,458)	(172,667)

Pro forma net loss	$(740,843)	$(2,118,884)

Earnings per share:
Basic and diluted earnings (loss) per common share
As reported	(.042)	(.085)
Pro forma	(.045)	(.085)

Net Loss Per Share

        Earnings per share require presentation of both basic earnings per common share and diluted earnings per common share. Since the Company has a net loss for all periods presented since inception, any common stock equivalents would not be included in the weighted average calculation since their effect would be anti-dilutive.

Reclassifications

        Certain prior year amounts have been reclassified to conform to the current year presentation.

Recently Issued Accounting Pronouncements

        In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which requires that, for guarantees within the scope of FIN 45 issued or amended after December 31, 2002, a liability for the fair value of the obligation undertaken in issuing the guarantee be recognized. FIN 45 does not apply to certain guarantee contracts, such as for a lessee's residual value guarantee embedded in a capital lease. FIN 45 also requires additional disclosures in financial statements for periods ending after December 15, 2002, which we have adopted. However, as of September 30, 2003 the Company believes that, other than product warranty, it has no material items subject to the new disclosure requirements.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("SFAS No. 148"), which (i) amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based compensation; (ii) amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation; and (iii) amends APB Opinion No. 28, "Interim Financial Reporting," to require disclosure about those effects in interim financial information. Items (ii) and (iii) of the new requirements in SFAS No. 148 are effective for financial statements for fiscal years ending after

December 15, 2002. We have included the disclosure requirements of item (ii) and (iii) in the Summary of Significant Accounting Policies.

        In May 2003, SFAS 150 "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," was issued. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Generally, a financial instrument, whether in the form of shares or otherwise, that is mandatorily redeemable, i.e. that embodies an unconditional obligation requiring the issuer to redeem it by transferring its shares or assets at a specified or determinable date (or dates) or upon an event that is certain to occur, must be classified as a liability (or asset in some circumstances). In some cases, a financial instrument that is conditionally redeemable may also be subject to the same treatment. This Statement does not apply to features that are embedded in a financial instrument that is not a derivative (as defined) in its entirety. For public entities, this Statement is effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS 150 did not effect the Company's financial position or results of operations.

2.     SHAREHOLDERS' EQUITY

        The authorized capital stock of the Company consists of 50,000,000 shares of common stock at $.001 par value and 5,000,000 shares of preferred stock at $.001 par value. The holders of the common stock are entitled to receive, when and as declared by the board of directors, dividends payable either in cash, in property or in shares of the common stock of the Company. Dividends have no cumulative rights and dividends will not accumulate if the board of directors does not declare such dividends. Through March 31, 2004 no dividends have been declared or paid by the Company.

        On January 27, 2004 the Company sold 29,980 shares in connection with a Private Placement of securities at $1.00 per share and on January 31, 2004 the Company closed the Private Placement of securities, issuing a total of 1,039,980 shares of the Company's common stock at $1.00 per share.

        During February 2004 note holders of the Company elected to exercise a conversion provision in the notes converting all of the outstanding promissory notes issued in November 2003, December 2003 and January 2004 into 610,000 shares of the Company's common stock at $0.50 per share.

        During March 2004 the Company undertook a second private offering of a minimum of $2,300,000 ("the Offering") of its common stock in accordance with Regulation D under the Securities Act of 1933, as amended, or another exemption from registration under applicable securities laws. On March 31, 2004 an initial closing of the Offering took place, raising $2,306,924 through the sale of 7,689,750 shares of the Company's common stock at $0.30 per share. The Company incurred associated expenses of $28,949 with the Offering.

        In connection with the Offering, the Company's Chief Executive Officer, Sanford Greenberg converted $300,000 of long term subordinated loans and $200,000 of bridge loans plus $63,674 of accrued interest into 1,878,913 shares of the Company's common stock at $0.30 per share. One of the Company's directors, Warren Cohen converted $1,335,861 of a long term subordinated loan plus $187,094 of accrued interest into 5,076,517 shares of the Company's common stock at $0.30 per share. In addition, the Company issued 333,333 shares of the Company's common stock at $0.30 per share to a creditor for $100,000 of previously accrued services.

3.     PROPERTY AND EQUIPMENT

        Property and equipment consisted of the following:

	March 31, 2004	December 31, 2003
Furniture & fixtures	$50,963	$50,963
Office equipment	6,815	6,815
Software	175,649	175,649
Leasehold improvements	121,605	121,605

	355,032	355,032
Accumulated depreciation	(207,552)	(187,761)

	$147,480	$167,271

4.     INTANGIBLE ASSETS

        The Company has incurred costs to patent its "VitaCube" delivery system, which it uses to package its vitamins, and trademark its supplements and specific marketing nomenclature. Patents and trademarks are being amortized over a period of 15 years, at approximately $3,338 per year. The Company elected to abandon its pursuit of patenting its "VitaCube" delivery system on January 21, 2004. During the year ended December 31, 2003 certain amounts that were previous capitalized were charged to expense that approximated $9,534.

        Patents is comprised of the following:

	March 31, 2004	December 31, 2003
Patents	$50,052	$50,052
Accumulated amortization	(7,534)	(6,700)

	$42,518	$43,352

5.     DUE TO SHAREHOLDERS AND SHAREHOLDER SUBORDINATED LOANS

        Two of the Company's shareholders advanced monies to the Company in the form of subordinated promissory notes, totaling $1,635,861 as of December 31, 2003. The notes to both shareholders bear interest at 8% per annum with principal and interest payable from a total of 25% of adjusted quarterly net income (as defined). The notes if not satisfied in five years, will be due on June 30, 2007 and September 30, 2007, respectively. Accrued interest on these notes at the year ended December 31, 2003 and at the quarter ended March 31, 2004 were $194,490 and $225,782, respectively. On March 31, 2004 both shareholders converted the principal and accrued interest totaling $1,861,643 into 6,205,477 shares of the Company's common stock at $0.30 per share.

        In addition, the Company's Chief Executive Officer advanced the Company $122,521 as of the quarter ended March 31, 2004. This loan is due upon demand and accrues interest at the rate of 10% per annum. Accrued interest on this loan was $9,652 as of March 31, 2004. On March 31, 2004 the Company paid off the loan and accrued interest.

6.     COMMITMENTS AND CONTINGENCIES

        The Company leases office space from a related party. Minimum future rentals at December 31, 2003 under this agreement approximate:

December 31,
2004	$18,000

Total	$18,000

        Rent expense was $42,000 and $9,000 for the year ended December 31, 2003 and the quarter ended March 31, 2004 respectively.

        In addition, the Company has various operating leases for vehicles and other equipment that range from 3 to 4 years in length. Future minimum payments under these leases consisted of the following at December 31, 2003:

December 31,
2004	$45,194
2005	37,289
2006	29,485
2007	9,581

Total	$108,665

        Rental expenses on the above operating leases were $35,374 and $12,884 for the year ended December 31, 2003 and the quarter ended March 31, 2004 respectively.

7.     BRIDGE LOANS AND NOTE PAYABLES

        During the year ended December 31, 2002 VitaCube obtained bridge financing from two unrelated persons totaling $300,000, bearing interest at 10%, payable one year from the date received. During the year ended December 31, 2003 VitaCube obtained additional bridge financing from an unrelated entity totaling $25,000. In connection with the share exchange, the last bridge loan lender agreed to convert his $25,000 note into 25,000 shares of the Company's common stock (at $1.00 per share) under the Company's Private Placement. In connection with this transaction, accrued interest of $1,130 was waived. In addition, a second bridge lender agreed to convert $75,000 of the principal amount and $15,000 of accrued interest due him for 90,000 shares of the Company's common stock (at $1.00 per share) under the Company's Private Placement, waiving $3,466 of additional accrued interest and modifying the terms and due date of this note of which the Company's president and major shareholder personally guaranteed. Also, another bridge loan lender forgave $5,000 of the principal amount of his bridge loan and $2,644 of accrued interest in exchange for a modification of the due date. As of March 31, 2004 the Company prepaid $175,000 of the outstanding bridge loan financing.

        In addition, the Company's Chief Executive Officer and major shareholder advanced $200,000 of bridge loan financing as of December 31, 2003 and on March 31, 2004 converted the principal of $200,000 and accrued interest of $24,986 into 749,953 shares of the Company's common stock at $0.30 per share.

        During October 2003 the Company borrowed $50,000 from an unrelated party, which was evidenced by a promissory note. As part of the consideration for the loan, the Company granted an option to purchase 10,000 shares of its common stock at $1.00 per share, which option was fully vested and exercisable for 5 years. This option was not part of the Company's Incentive Stock Option Plan. The promissory note provided for interest at 18% per annum and was due 30 days after the loan was funded. The note further provided that, in event the note was not duly paid, the holder of note was entitled to (i) an additional option to purchase 100,000 shares of the Company's common stock at $1.00 per share (with this option having the same terms as the option for 10,000 shares) and (ii) convert the note into shares of the Company's common stock at a price of $0.50 per share. This note was not paid when due so, in December 2003 the holder was granted the second option to purchase 100,000 shares of the Company's common stock at $1.00 per share. In connection with this transaction the Company recorded interest of $50,000 related to the beneficial conversion features embedded in the note in November 2003.

        In December 2003 the Company borrowed an additional $50,000 from another unrelated party. The terms of this note were the same as the loan made to the Company in October 2003. An option to purchase 10,000 shares of the Company's common stock at $1.00 per share was granted as partial consideration for this loan. This note was not paid when due so, in January 2004 the note holder was granted a second option to purchase 100,000 shares of the Company's common stock at $1.00 per share. Also in January 2004 in connection with this transaction the Company recorded interest of $50,000 related to the beneficial conversion features embedded in the note.

        During January 2004 the Company borrowed an additional $205,000 from multiple unrelated parties. As part of the consideration for these loans, the Company granted options to purchase 81,000 shares of its common stock at $0.50 per share, which options were fully vested and exercisable for 5 years. These options are not part of the Company's Incentive Stock Option Plan. The promissory notes provided for interest at 18% per annum and are due 30 days after the loans were funded. The notes further provided that, in event the notes are not duly paid, the holders of notes are entitled to (i) additional options to purchase 155,000 shares of the Company's common stock at $0.50 per share (with this option having the same terms as the options for 81,000 shares) and (ii) convert the note into shares of the Company's common stock at a price of $0.50 per share. The notes were not paid when due so, in February 2004 the holders were granted the second options to purchase 155,000 shares of the Company's common stock at $0.50 per share. In February 2004 in connection with this transaction the Company recorded interest of $205,000 related to the beneficial conversion features embedded in the notes.

        In February 2004 all of the note holders exercised the conversion provision of the notes and converted the principal amount totaling $305,000 into 610,000 shares of the Company's common stock at $0.50 per share. There was $8,964 of accrued interest with respect to the notes, which was extinguished when the notes were converted into common stock.

8.     SUBSEQUENT EVENTS TO THE BALANCE SHEET

        On April 15, 2004 the Company closed the Offering, issuing an additional 636,672 shares thus bringing the total to 8,326,422 shares of the Company's common stock at $0.30 per share and incurring approximately $36,500 of associated cost in connection with the Offering. In addition, the Company issued warrants to the placement agent for the purchase of 2,172,109 shares of the Company's common stock at an initial exercise price of $0.30 per share, exercisable for 5 years.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.    Indemnification of Directors and Officers.

        Our bylaws require us to indemnify, to the fullest extent authorized by Nevada law, any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal, by reason of the fact that he is or was our director or officer, or is or was serving at our request as a director or officer of any foreign or domestic profit or nonprofit corporation or of any partnership, joint venture, trust, profit or nonprofit unincorporated association, limited liability company, or other enterprise or employee benefit plan.

        Except with respect to stockholder derivative actions, the bylaw provisions generally state that the director or officer will be indemnified against reasonable expenses, amounts paid in settlement and judgments, fines, penalties and/or other amounts reasonably incurred with respect to any threatened, pending or completed proceeding, provided that (i) such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interests, and (ii) with respect to any criminal action or proceeding, such person had no reasonable cause to believe his or her conduct was unlawful.

        The foregoing standards also apply with respect to the indemnification of expenses incurred in a stockholder derivative suit. However, a director or officer may only be indemnified for settlement amounts or judgments incurred in a derivative suit to the extent that the court in which such action or suit was brought shall determine.

        Our articles of incorporation provide that we shall indemnify, to the fullest extent permitted by Nevada law, any person who is or was our director or officer against any claim, liability or expense arising against or incurred by such person made party to a proceeding because he is or was our director or officer or because he is or was serving another entity or employee benefit plan as our director or officer. We shall further have the authority to the maximum extent permitted by law to purchase and maintain insurance providing such indemnification.

        Nevada Revised Statute § 78.7502(1) provides that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in our right, by reason of the fact that he is or was our director or officer, or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding. We may indemnify the officer or director for the above mentioned actions (1) if the officer or director is not liable pursuant to Nevada Revised Statute 78.138 ("Directors and officers: Exercise of powers; performance of duties; presumptions and considerations; liability to corporation and stockholders."), or (2) if the officer or director acted in good faith and in a manner reasonably believed to be in or not opposed to our best interests. Indemnification is also available with respect to any criminal action or proceeding, where the officer or director had no reasonable cause to believe his conduct was unlawful.

        Nevada Revised Statute § 78.7502(2) provides that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of us to procure a judgment in its favor by reason of the fact that he is or was our director or officer, or is or was serving at the request of us as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit. We may indemnify the officer or director for the above mentioned actions (1) if he is not liable pursuant to Nevada Revised Statutes 78.138, or (2) if the officer or director acted in good faith and in a manner which he reasonably believed to be in or not opposed to our the best interests.

        Nevada Revised Statute § 78.7502(3) provides that to the extent that our director or officer has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, we shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

        Our articles of incorporation contain a provision to limit the personal liability of our directors for violations of their fiduciary duties. This provision eliminates each director's liability to us or our stockholders, for monetary damages except (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, and (ii) under Section 78.300 of the Nevada Revised Statutes providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty including any such actions involving gross negligence.

        In April 2004, Mr. DiGiandomenico, a director, was issued a warrant in respect of 495,472 shares of our common stock in connection with his role as managing member of MDB Capital in a private offering we completed in April. The warrant provides that, in connection with any registration statement we may file under the Securities Act of 1933 relating to the warrant and shares issuable thereunder, we will indemnify Mr. DiGiandomenico against all loss, claim, damage, expense or liability to any claim he may be subject to under the Securities Act, the Securities Exchange Act of 1934, or otherwise, arising from such registration statement. If the indemnification or reimbursement provided for under the warrant is finally judicially determined by a court of competent jurisdiction to be unavailable to Mr. DiGiandomenico (other than as a consequence of a final judicial determination of willful misconduct, bad faith or gross negligence of Mr. DiGiandomenico), the warrant provides, in lieu of indemnifying him, that we will contribute to the amount paid or payable by him in relative proportions of fault.

Item 25.    Other Expenses of Issuance and Distribution.

        The following table sets forth the various expenses payable in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of such expenses will be paid by the Registrant. All amounts shown are estimates, except the SEC registration fee:

SEC registration fee	$1,413
Printing and mailing expenses	5,000
Fees and expenses of counsel	30,000
Accounting and related expenses	5,000
Blue Sky Expenses	5,000
Miscellaneous	3,587

Total	$50,000

Item 26.    Recent Sales of Unregistered Securities

        Set forth below is information concerning sales of unregistered securities by Instanet, Inc., VitaCube Systems, Inc. and VitaCube Systems Holdings, Inc. (the "Company") over the past three years. Unless otherwise noted, the securities issuances described below were made in reliance on the exemptions from registration provided in Sections 4(2) and 4(6) of the Securities Act of 1933 and/or Regulation D promulgated thereunder based on the limited number of purchasers, and on the recipients' sophistication in financial matters, access to material information, and on representations received from the recipients, including those establishing their status as "accredited investors" and their intent to acquire the securities for investment and not with a view toward distribution. Unless otherwise noted, no advertising or general solicitation was used and no underwriter, broker or finder was involved in the offerings and the certificates representing common stock issued have restrictive legends noting prohibitions on transfer absent registration under applicable securities laws or an exemption therefrom.

        Instanet, Inc.    Instanet, Inc. was organized in January 2001, and at that time, sold 450,000 shares to one of its founders for $10,000 ($.022 per share) and 900,000 shares to its other founder for $20,000 ($.022 per share). In February 2001, it issued 100,000 stock options to a former officer, and 25,000 stock options to a former employee, under its then existing 2001 Stock Option Plan, exercisable at $.25 per share. The common stock was issued to two persons, both of whom were officers and directors and the stock options were issued to two employees, one of whom was an executive officer. The stock options were issued to persons who were familiar with the business of Instanet.

        On June 20, 2003, Instanet, Inc. acquired VitaCube Systems, Inc. ("VitaCube"), a Colorado corporation formed in October 2000, in a stock-for-stock exchange. The acquisition was accomplished through the exchange for all the outstanding shares of VitaCube for 13,572,000 common shares of Instanet, then representing a controlling interest in Instanet, to the seven shareholders of VitaCube. The persons to whom the shares were issued had access to full information concerning Instanet and represented that they acquired the shares for their own account and not for the purpose of distribution. On September 8, 2003, Instanet changed its name to VitaCube Systems Holdings, Inc. (the "Company").

        VitaCube Systems, Inc.    The VitaCube shares acquired by Instanet in the June 20, 2003, stock-for-stock exchange were originally issued by VitaCube to its founders (Messrs. Sanford D. Greenberg and Warren Cohen) in late 2000. In addition, there were five small stock issuances totaling 67,201 shares to certain individuals and entities for services. The persons to whom the shares were issued were employees or outside counsel to VitaCube, had access to full information concerning VitaCube and represented that they acquired the shares for their own account and not for the purpose of distribution.

        In addition, from the period of January 1, 2002, through June 20, 2003, VitaCube issued options in respect of 2,023,250 shares, at $1.00 per share, to 43 persons, including 20 celebrity endorsers/scientific advisors, five consultants, 12 employees, its outside law firm and five persons affiliated with its proposed underwriter of a potential public offering which was not undertaken. The persons to whom the shares were issued had access to full information concerning VitaCube and represented that they acquired the securities for their own account and not for the purpose of distribution. The options which had not theretofore been forfeited were cancelled and reissued by Instanet as part of the June 20, 2003, stock exchange with VitaCube.

        On June 30, 2002, VitaCube agreed to repurchase 10,659,762 shares of its common stock from Warren Cohen, a director, in exchange for a long-term subordinated note for $1,335,861. The note provided for interest at 8% per year with principal and interest payable from 20% of adjusted quarterly net income. In March 2004, this note and all accrued interest was converted into 5,076,517 shares of common stock of the Company at a conversion price of $.30 per share.

        Sanford D. Greenberg, the chief executive officer of the Company, donated to VitaCube 584,630 shares of its common stock and converted $133,127 and $166,873 of monies that he advanced to VitaCube, plus accrued interest, into long-term subordinated loans on June 30, 2002 and September 30, 2002, respectively. These notes provided for interest at 8% per year with principal and interest payable from 5% of adjusted quarterly net income. On December 31, 2002, Mr. Greenberg converted $200,000 of monies that he advanced VitaCube into a bridge loan with interest at 10% per year, principal and interest due December 31, 2003. As part of the terms of the bridge loan, Mr. Greenberg was granted an option to purchase 80,000 shares of Company common stock at $1.00 per share. As of December 31, 2003, Mr. Greenberg had advanced an additional $110,040 which was due on demand accruing interest at 10% per year. In March 2004, Mr. Greenberg converted $500,000 of principal and $63,674 of accrued interest on the long term subordinated loan and the bridge loan into 1,878,913 shares of Company common stock at a conversion price of $.30 per share.

        In late 2002 and early 2003, VitaCube also issued $525,000 of short-term promissory notes to four "accredited investors", including the $200,000 bridge loan of Mr. Greenberg discussed above. Each purchaser of a promissory note also received an option to purchase VitaCube common stock at $1.00 per share. The persons to whom the shares were issued had access to full information concerning VitaCube and represented that he or she acquired the securities for his or her own account and not for the purpose of distribution.

        The Company.    In June 2003, the Company commenced a private placement of its common stock which was completed as of January 31, 2004. In this private placement the Company issued 1,039,980 shares of its common stock to 47 "accredited investors" as defined in Regulation D. The purchase price was $1.00 per share. The Company raised a net total of $994,599 after commissions and other associated expenses with the private placement. As part of the private placement, one of the bridge loan lenders discussed above who made his loan in early 2003 agreed to convert his $25,000 note into 25,000 shares of Company common stock at $1.00 per share and waived interest in the note. In addition, a second bridge lender agreed to convert $75,000 of the principal amount and $15,000 of accrued interest due him for 90,000 shares of Company common stock at $1.00 per share, waiving $3,466 of additional accrued interest and modifying the terms and due date of his note. Also, another bridge note loan lender forgave $5,000 of the principal amount of his bridge loan and $2,644 of accrued interest in exchange for a modification of the loan's due date.

        GunnAllen Financial, Inc. ("GunnAllen") acted as the non-exclusive selling agent in connection with sales of the shares in the private placement. GunnAllen sold 280,000 shares of Company common stock in the private placement and earned a 10% commission totaling $28,000. In addition, the Company granted GunnAllen an option to purchase 200,000 shares of Company common stock at $1.00 per share, which option was fully vested and exercisable for five years.

        During October 2003, the Company borrowed $50,000 from an unrelated party, which was evidenced by a promissory note. As part of the consideration for the loan, the Company granted an option to purchase 10,000 shares of its common stock at $1.00 per share, which option was fully vested and exercisable for five years. The promissory note provided for interest at 18% per annum and was due 30 days after the loan was funded. The note further provided that, in event the note was not duly paid, the holder of note was entitled to (i) an additional option to purchase 100,000 shares of Company common stock at $1.00 per share (with this option having the same terms as the option for 10,000 shares) and (ii) convert the note into shares of Company common stock at a price of $0.50 per share. This note was not paid when due so, in December 2003, the holder was granted the second option to purchase 100,000 shares of Company common stock at $1.00 per share, and in February 2004, the note was converted into 100,000 shares of Company common stock.

        In December 2003, the Company borrowed an additional $50,000 from another unrelated party. The terms of this note were the same as the loan made by the Company in October 2003. An option to purchase 10,000 shares of Company common stock at $1.00 per share was granted as partial consideration for this loan. When this $50,000 was not paid in January 2004 the note holder was granted a second option to purchase 100,000 shares of Company common stock at $1.00 per share, and in February 2004 the note was converted into 100,000 shares of Company common stock.

        During January 2004, additional debt financing was provided to the Company by eight unrelated parties, in the total principal amount of $205,000. This financing was evidenced by promissory notes which had the same terms and conditions as the two above discussed promissory notes executed in October and December 2003. In connection with this financing, the Company granted options to purchase a total of 81,000 shares of Company common stock at $0.50 per share. When the January notes were not paid when due, options to purchase an additional 155,000 shares of Company common stock at $0.50 per share were granted to the various note holders, and in February 2004 the notes were all converted into a total of 410,000 shares of Company common stock.

        On April 15, 2004, the Company completed the second and final closing of a best efforts, $2.3 million minimum, private placement of Company common stock. This private placement commenced in March of 2004 and the first closing occurred on March 31, 2004. A total of 8,326,422 shares of Company common stock were sold in the private placement for the aggregate purchase price of $2,497,925. MDB Capital Group LLC ("MDB") acted as finder in the private placement. As compensation to MDB, the Company issued warrants to MDB and its affiliates to acquire 2,172,109 shares of Company common stock at $0.30 per share, exercisable through April 30, 2009. The Company also reimbursed MDB for its out-of-pocket expenses. The Company agreed to file a registration statement relating to the resale of the common stock purchased in the private placement. The Company also agreed to include in the registration statement the resale of warrants and shares of common stock underlying the warrants. In addition, as part of the private placement, Sanford D. Greenberg, chief executive officer, and Warren Cohen, a director, converted debt owed by the Company to each of them into 1,878,913 shares and 5,076,517 shares, respectively, of Company common stock as discussed above. In addition, the Company issued 333,333 shares of our common stock, valued at $.30 per share, to a creditor for $100,000 of previously accrued services.

        In April 2004, the Company issued 50,000 shares of its common stock, valued at $.30 per share, as a bonus to its chief financial officer. In April 2004, the Company also issued 10,000 shares of its common stock valued at $.30 per share to its outside law firm in exchange for services rendered. Both of these persons had access to full information concerning the Company and were "accredited investors" as defined in Regulation D.

        In addition, since June 20, 2003, the Company has issued options to purchase its common stock as set forth below. The persons to whom the shares were issued had access to full information concerning the Company and represented that they acquired the shares for their own account and not for the purpose of distribution.

Optionee(s)	No. of Persons	Number of Shares	Exercise Price Per Share
Chief Executive Officer	1	4,000,000	$.60
Consultants	11	505,000	1.00
Board Members	3	150,000	1.00
Celebrity Endorsers/Scientific Advisors	2	200,000	1.00
Employees	5	397,500	1.00

Item 27.    Exhibits.

        The following exhibits are filed herewith:

Exhibit Number	Description
3.1	Articles of Incorporation(1)
3.1.1	Amendment to articles of incorporation(2)
3.2	Bylaws(3)
4.1	Form of Lock-Up Agreement(4)
4.2	Warrant—MDB Capital Group LLC(4)
4.3	Sample Stock Purchase Agreement with Registration Rights(4)
4.4	Warrant—Anthony DiGiandomenico(4)
4.5	Warrant—Christopher A. Marlett(4)
5.1	Opinion of Lohf Shaiman Jacobs Hyman & Feiger PC(4)
10.1	Employment Agreement—Sanford D. Greenberg(5)
10.2	Option Agreement—Sanford D. Greenberg(6)
10.3	Lock-Up Agreements—Sanford D. Greenberg and Warren Cohen(4)
10.4	Employment Agreement—Timothy Transtrum(4)
10.5	2003 Stock Incentive Plan(7)
10.8	MDB Capital Group, LLC—Engagement Agreement dated February 29, 2004(4)
21	Subsidiaries of the Registrant(8)
23.1	Consent of Spicer Jeffries LLP(4)
23.2	Consent of Staley Okada & Partners(4)
23.4	Consent of Lohf Shaiman Jacobs Hyman & Feiger PC (included in opinion filed as Exhibit 5.1).
24.1	Power of Attorney (see signature page)

(1)
Filed with Form SB-2 on or about February 27, 2001, as Exhibit 3.1 and incorporated herein by reference.

(2)
Filed with Form 10-QSB on or about November 14, 2003, as Exhibit 3.1.1 and incorporated herein by reference.

(3)
Filed with Form SB-2 on or about February 27, 2001, as Exhibit 3.02 and incorporated herein by reference.

(4)
Filed herewith.

(5)
Filed with Form 10-QSB on or about May 14, 2004, as Exhibit 10.1 and incorporated herein by reference.

(6)
Filed with Form 10-QSB on or about May 14, 2004, as Exhibit 10.2 and incorporated herein by reference.

(7)
Filed with Form 10-QSB on or about November 14, 2003, as Exhibit 10.1 and incorporated herein by reference.

(8)
Filed with Form 10-KSB on or about March 26, 2004, as Exhibit 21.1 and incorporated herein by reference.

Item 28.    Undertakings.

        The undersigned will:

          (1)   File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

            (i)    include any prospectus required by section 10(a)(3) of the Securities Act;

            (ii)   reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and

            (iii)  include any additional or changed material information on the plan of distribution.

          (2)   For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

          (3)   File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the undersigned pursuant to the foregoing provisions, or otherwise, the undersigned has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned of expenses incurred or paid by a director, officer or controlling person of the undersigned in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned will:

          (1)   For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the undersigned under Rule 424(b)(1), or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Securities and Exchange Commission declared it effective.

          (2)   For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

SIGNATURES

        In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and has authorized this registration statement to be signed on its behalf by the undersigned, in the City of Denver, Colorado on June 28, 2004.

VITACUBE SYSTEMS HOLDINGS, INC.
By:
/s/ SANFORD D. GREENBERG Sanford D. Greenberg, Chief Executive Officer
By:
/s/ MARY PAT O'HALLORAN Mary Pat O'Halloran, Chief Financial Officer

        KNOW ALL MEN BY THESE PRESENTS, that each of the persons whose signatures appears below constitutes and appoints Sanford D. Greenberg, as true and lawful attorney-in-fact and agent, with full power of substitution, for his and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, therewith with the U.S. Securities and Exchange Commission, and to make any and all state securities law or blue sky filings, granting unto said attorney-in-fact and agent, with full power and authority to do and perform each and every act and thing requisite or necessary to be done in about the premises, as full and to all intents and purposes as he might or could to in person, hereby ratifying the confirming all that said attorney-in-fact and agent, or any substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates stated:

Signature	Title	Date

/s/ SANFORD D. GREENBERG Sanford D. Greenberg	Director	June 28, 2004
/s/ WARREN COHEN Warren Cohen	Director	June 28, 2004
Douglas Ridley	Director	June 28, 2004
/s/ JOHN B. MCCANDLESS John B. McCandless	Director	June 28, 2004
/s/ ANTHONY DIGIANDOMENICO Anthony DiGiandomenico	Director	June 28, 2004

Exhibit Index

Exhibit Number	Description
3.1	Articles of Incorporation(1)
3.1.1	Amendment to articles of incorporation(2)
3.2	Bylaws(3)
4.1	Form of Lock-Up Agreement(4)
4.2	Warrant—MDB Capital Group LLC(4)
4.3	Sample Stock Purchase Agreement with Registration Rights(4)
4.4	Warrant—Anthony DiGiandomenico(4)
4.5	Warrant—Christopher A. Marlett(4)
5.1	Opinion of Lohf Shaiman Jacobs Hyman & Feiger PC(4)
10.1	Employment Agreement—Sanford D. Greenberg(5)
10.2	Option Agreement—Sanford D. Greenberg(6)
10.3	Lock-Up Agreements—Sanford D. Greenberg and Warren Cohen(4)
10.4	Employment Agreement—Timothy Transtrum(4)
10.5	2003 Stock Incentive Plan(7)
10.8	MDB Capital Group, LLC—Engagement Agreement dated February 29, 2004(4)
21	Subsidiaries of the Registrant(8)
23.1	Consent of Spicer Jeffries, LLP(4)
23.2	Consent of Staley Okada & Partners(4)
23.4	Consent of Lohf Shaiman Jacobs Hyman & Feiger PC (included in opinion filed as Exhibit 5.1).
24.1	Power of Attorney (see signature page)

(1)
Filed with Form SB-2 on or about February 27, 2001, as Exhibit 3.1 and incorporated herein by reference.

(2)
Filed with Form 10-QSB on or about November 14, 2003, as Exhibit 3.1.1 and incorporated herein by reference.

(3)
Filed with Form SB-2 on or about February 27, 2001, as Exhibit 3.02 and incorporated herein by reference.

(4)
Filed herewith.

(5)
Filed with Form 10-QSB on or about May 14, 2004, as Exhibit 10.1 and incorporated herein by reference.

(6)
Filed with Form 10-QSB on or about May 14, 2004, as Exhibit 10.2 and incorporated herein by reference.

(7)
Filed with Form 10-QSB on or about November 14, 2003, as Exhibit 10.1 and incorporated herein by reference.

(8)
Filed with Form 10-KSB on or about March 26, 2004 as Exhibit 21.1 and incorporated herein by reference.